AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 16, 1996
                                                  REGISTRATION NO. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------

                                    FORM S-6

                   For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                             ---------------------
A.    EXACT NAME OF TRUST:
           Glickenhaus Special Situations Trust, Series 1

B.    NAME OF DEPOSITORS:
           Glickenhaus & Co.

C.    COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:
                               Glickenhaus & Co.
                               6 East 43rd Street
                            New York, New York 10017

D.    NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                              COPY OF COMMENTS TO:
    SETH M. GLICKENHAUS                       MICHAEL R. ROSELLA, Esq.
    Glickenhaus & Co.                         Battle Fowler LLP
    6 East 43rd Street                        Park Avenue Tower
    New York, New York 10017                  75 East 55th Street
                                              New York, New York 10022
                                              (212) 856-6858

E.    TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
           290 Units of Glickenhaus Special Situations Trust, Series 1 is being registered under the Securities Act of 1933 and the Investment Company Act of 1940, as amended.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED: $290,000*

G.    AMOUNT OF FILING FEE:
           $100

H.    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
           As soon as practicable after the effective date of the Registration Statement.

     _____ Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

- --------
* Estimated solely for purposes of calculating filing fee.

394861.1




                     GLICKENHAUS SPECIAL SITUATIONS TRUST,
                                    SERIES 1

                             CROSS-REFERENCE SHEET

                      Pursuant to Rule 404 of Regulation C
                        Under the Securities Act of 1933

                 (Form N-8B-2 Items Required by Instruction as
                         to the Prospectus in Form S-6)


         FORM N-8B-2                            FORM S-6
         ITEM NUMBER                            HEADING IN PROSPECTUS

                    I. ORGANIZATION AND GENERAL INFORMATION


1.   (a)  Name of trust.....................................  Front cover of Prospectus
     (b)  Title of securities issued........................  Front cover of Prospectus
2.   Name and address of each depositor.....................  Back cover of Prospectus
3.   Name and address of trustee............................  Back cover of Prospectus, Trustee
4.   Name and address of principal underwriter..............  Underwriting, Back cover of Prospectus
5.   State of organization of trust.........................  Front Cover of Prospectus, The
                                                              Trust--Organization
6.   Execution and termination of trust agreement..........   Summary of Essential Financial Information,
                                                              the Trust, Amendment and Termination of
                                                              the Trust Agreement
7.   Changes of name.......................................   Not Applicable
8.   Fiscal year...........................................   Not Applicable
9.   Litigation............................................   None

                         II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer securities.....................  Rights of Unit Holders
     (b)  Cumulative or distributive securities...............  Rights of Unit Holders
     (c)  Redemption..........................................  Rights of Unit Holders
     (d)  Conversion, transfer, etc...........................  Rights of Unit Holders
     (e)  Periodic payment plan...............................  Not Applicable
     (f)  Voting rights.......................................  Amendment and Termination of the Trust
                                                                Agreement
     (g)  Notice to certificateholders........................  Right of Unit Holders--Reports and
                                                                Records, Sponsor--Responsibility, Trustee--Resignation,
                                                                Amendment and Termination
                                                                of the Trust Agreement
     (h)  Consents required...................................  Sponsor--Responsibility, Amendment and
                                                                Termination of the Trust Agreement
     (i)  Other provisions....................................  The Trust, Tax Status
11.  Type of securities comprising units......................  The Trust--Objectives, The Trust--Portfolio
12.  Certain information regarding periodic payment
     certificates.............................................  Not Applicable

                                       i
394861.1


         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



13.  (a)  Load, fees, expenses, etc..............................    Summary of Essential Information,  Public
                                                                     Offering--Offering Price, Public Offering--
                                                                     Market for Units, Public Offering--Sponsor's
                                                                     and Underwriter's Profits
     (b)  Certain information regarding periodic
          payment certificates...................................    Not Applicable
     (c)  Certain percentages....................................    Public Offering--Offering Price
     (d)  Other loads, fees, expenses............................    Rights of Unit Holders--Certificates
     (e)  Certain profits receivable by depositors,
          principal underwriters, trustee or
          affiliated persons.....................................    Public Offering--Offering Price, Public
                                                                     Offering--Sponsor's and Underwriter's
                                                                     Profits, Rights of Unit Holders--
                                                                     Redemption--Purchase by the Sponsor of
                                                                     Units Tendered for Redemption
     (f)  Ratio of annual charges to income......................    Not Applicable
14.  Issuance of trust's securities..............................    The Trust, Rights of Unit Holders--Certificates
15.  Receipt and handling of payments from purchasers............    Public Offering--Offering Price, Public
                                                                     Offering--Sponsor's and Underwriter's
                                                                     Profits, Amendment and Termination of the
                                                                     Trust Agreement
16.  Acquisition and disposition of underlying
     securities..................................................    The Trust--Organization, The Trust--
           Objectives, The Trust--Portfolio, Sponsor--Responsibility
17.  Withdrawal or redemption....................................    Public Offering--Market for Units, Rights
                                                                     of Unit Holders--Redemption
18.  (a)  Receipt, custody and disposition of income.............    The Trust--General Considerations,
                                                                     Insurance on the Bonds, Public Offering--
                                                                     Offering Price, Rights of Unit Holders--
                                                                     Distribution of Interest and Principal, Rights
                                                                     of Unit Holders--Reports and Records,
                                                                     Amendment and Termination of the Trust
                                                                     Agreement
     (b)  Reinvestment of distributions..........................    Automatic Accumulation Account
     (c)  Reserves or special funds..............................    Rights of Unit Holders--Distribution of
                                                                     Interest and Principal, Amendment and
                                                                     Termination of the Trust Agreement
     (d)  Schedule of distributions..............................    Not Applicable
19.  Records, accounts and reports...............................    Rights of Unit Holders--Reports and
                                                                     Records, Rights of Unit Holders--
                                                                     Distribution of Interest and Principal,
                                                                     Amendment and Termination of the Trust
                                                                     Agreement

                                       ii
394861.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



20.  Certain miscellaneous provisions of trust
      agreement
     (a)  Amendment..............................................    Sponsor--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                                                                     Amendment and Termination of the Trust
                                                                     Agreement
     (b)  Termination............................................    Sponsor--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                                                                     Amendment and Termination of the Trust
                                                                     Agreement
     (c) and (d) Trustee, removal and successor..................    Sponsor--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                                                                     Amendment and Termination of the Trust
                                                                     Agreement
     (e) and (f) Depositor, removal and successor................    Sponsor--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                                                                     Amendment and Termination of the Trust
                                                                     Agreement
21.  Loans to security holders...................................    Not Applicable
22.  Limitations on liability....................................    Sponsor--Limitations on Liability,
                                                                     Trustee--Limitations on Liability,
                                                                     Evaluator-- Limitations on Liability
23.  Bonding arrangements........................................    Additional Information--Item A
24.  Other material provisions of trust agreement................    Not Applicable

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor...................................    Sponsor
26.  Fees received by depositor..................................    Not Applicable
27.  Business of depositor.......................................    Sponsor
28.  Certain information as to officials and affiliated
     persons of depositor........................................    Contents of Registration Statement
29.  Voting securities of depositor..............................    Not Applicable
30.  Persons controlling depositor...............................    Not Applicable
31.  Payments by depositor for certain services
     rendered to trust...........................................    Not Applicable
32.  Payments by depositor for certain other services
     rendered to trust...........................................    Not Applicable
33.  Remuneration of employees of depositor for
     certain services rendered to trust..........................    Not Applicable
34.  Remuneration of other person for certain services
     rendered to trust...........................................    Not Applicable

                 IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.  Distribution of trust's securities by states................    Public Offering--Distribution of Units

                                      iii
394861.1


         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



36.  Suspension of sales of trust's securities...................    Not Applicable
37.  Revocation of authority to distribute.......................    Not Applicable
38.  (a)  Method of distribution.................................    Public Offering--Distribution of Units,
                                                                     Underwriting, Public Offering--Sponsor's
                                                                     and Underwriter's Profits
     (b)  Underwriting agreements................................    Public Offering--Distribution of Units,
                                                                     Underwriting, Public Offering--Sponsor's
                                                                     and Underwriter's Profits
     (c)  Selling agreements.....................................    Public Offering--Distribution of Units,
                                                                     Underwriting, Public Offering--Sponsor's
                                                                     and Underwriter's Profits
39.  (a)  Organization of principal underwriters.................    Sponsor
     (b)  N.A.S.D. membership of principal
          underwriters...........................................    Sponsor
40.  Certain fees received by principal underwriters.............    Not Applicable
41.  (a)  Business of principal underwriters.....................    Sponsor
     (b)  Branch offices of principal underwriters...............    Not Applicable
     (c)  Salesmen of principal underwriters.....................    Not Applicable
42.  Ownership of trust's securities by certain persons..........    Not Applicable
43.  Certain brokerage commissions received by
     principal underwriters......................................    Not Applicable
44.  (a)  Method of valuation....................................    Public Offering--Market for Units, Public
                                                                     Offering--Offering Price, Public Offering--
                                                                     Distribution of Units
     (b)  Schedule as to offering price..........................    Not Applicable
     (c)  Variation in offering price to certain
          persons................................................    Public Offering--Offering Price, Public
                                                                     Offering--Distribution of Units
45.  Suspension of redemption rights.............................    Not Applicable
46.  (a)  Redemption valuation...................................    Rights of Unit Holders--Redemption--
                                                                     Computation of Redemption Price per Unit
     (b)  Schedule as to redemption price........................    Not Applicable
47.  Maintenance of position in underlying securities............    Public Offering--Market for Units, Public
                                                                     Offering--Sponsor's and Underwriter's
                                                                     Profits, Rights of Unit Holders--
                                                                     Redemption--Purchase by the Sponsor of
                                                                     Units Tendered for Redemption, Rights of
                                                                     Unit Holders--Redemption--Computation of
                                                                     Redemption Price per Unit

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of trustee......................    Trustee
49.  Fees and expenses of trustee................................    Rights of Unit Holders--Distribution of
                                                                     Interest and Principal

                                       iv
394861.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



50.  Trustee's lien..............................................    The Trust--Expenses and Charges--Other
                                                                     Charges, Rights of Unit Holders--
                                                                     Distribution of Interest and Principal

         VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.  Insurance of holders of trust's securities..................    Not Applicable

                           VII. POLICY OF REGISTRANT

52.  (a)  Provisions of trust agreement with respect
          to selection or elimination of underlying
          securities.............................................    The Trust--Objectives, The
                                                                     Trust--Portfolio, Sponsor--Responsibility
     (b)  Transactions involving elimination of
          underlying securities..................................    Not Applicable
     (c)  Policy regarding substitution or elimination
          of underlying securities...............................    The Trust--Substitution of Bonds,
          .......................................................    Sponsor--Responsibility
     (d)  Fundamental policy not otherwise covered...............    Not Applicable
53.  Tax status of trust.........................................    Tax Status

                                   VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during last ten years....................    Not Applicable
55.  Hypothetical account for issuers of periodic
     payment plans...............................................    Not Applicable
56.  Certain information regarding periodic payment
     certificates................................................    Not Applicable
57.  Certain information regarding periodic payment
     plans.........................................Not Applicable
58.  Certain other information regarding periodic
     payment plans...............................................    Not Applicable
59.  Financial statements (Instruction 1(c) to Form S-6).........    Statement of Condition


                                       v
394861.1

                   Subject to Completion Dated August 16, 1996



                                                                          Units
                                                           Dated: August , 1996

          DUKE & COMPANY TAX FREE PORTFOLIOS - NATIONAL INSURED TRUST




The Glickenhaus Special Situations Trust, Series 1 consisting of the underlying unit investment trust designated Duke & Company Tax Free Portfolios - National Insured Trust, was formed for the purpose of obtaining tax-exempt interest income through investment in a fixed insured portfolio of long-term bonds, including contracts and funds for the purchase thereof, issued by or on behalf of states, municipalities, authorities or political subdivisions thereof or issued by certain United States territories or possessions, including Puerto Rico, and their public authorities (the "Bonds" or the "Securities"). The Sponsor of the Trust is Glickenhaus & Co. On the Date of Deposit, all of the Bonds in the Trust were irrevocably insured and therefore are rated in the category "AAA" by Standard & Poor's Corporation, "Aaa" by Moody's Investors Service, Inc. or "AAA" by Fitch Investors Service, Inc. The value of the Units of the Trust will fluctuate with the value of the underlying Bonds. Minimum purchase: 1 Unit.

In the opinion of counsel, under existing law, interest income to the Trust, and, with certain exceptions, to Unit Holders is exempt from all regular Federal income taxes, but may be subject to state and local taxes. Capital gains, if any, are subject to tax. Interest on the Bonds will not be subject to the federal alternative minimum tax. See "The Trust--Tax Status" in Part B of this Prospectus.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust, the Statement of Condition of the Trust and the Portfolio. Part B contains general information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.






            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                 SECURITIES COMMISSION NOR HAS THE COMMISSION OR
                   ANY STATE SECURITIES COMMISSION PASSED UPON
                  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                     PROSPECTUS PART A DATED AUGUST __, 1996

                                                  DUKE & COMPANY TAX FREE PORTFOLIOS -
                                                          NATIONAL INSURED TRUST

                                                SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                                          AT AUGUST __, 1996 (1):
                                                        SPONSOR:  GLICKENHAUS & CO.
TRUSTEE:  THE BANK OF NEW YORK
EVALUATOR:  MULLER DATA CORPORATION
                                                     DATE OF DEPOSIT:  August __, 1996
Aggregate Principal Amount of Bonds in Trust:                                                       $           (2)
Number of Units:
Fractional Undivided Interest in Trust Per Unit:
Total Value of Securities in Portfolio (Based on Offering Side Valuations of Securities):           $
Sponsors' Initial Repurchase Price Per Unit (Total Value of Securities divided by     Units):       $            (3)
  Plus Sales Charge of     % (on sales of fewer than 250 Units) of Public Offering Price (4):
Public Offering Price Per Unit:                                                                     $            (5)
                                                                                                    ==================
Redemption Price Per Unit:                                                                          $            (6)
Excess of Public Offering Price Over Redemption Price Per Unit:         $
Excess of Public Offering Price Over Sponsors' Initial Repurchase Price Per Unit:                   $            48.99

Weighted Average Maturity of
Bonds in the Trust:                          years
Evaluation Time:                             12:00 P.M. New York Time on the initial Date of Deposit and 2:00 P.M. New York
                                               Time thereafter.
Evaluator's Fee:                             $   per Bond for each valuation.
Trustee's Annual Fee:                        For each $1,000 principal amount of Bonds in the Trust, $     under the monthly and
                                               $     under the semi-annual distribution plan.
Sponsors' Annual Fee:                        Maximum of $0.25 per $1,000 principal amount of underlying Securities. See "The
                                               Trust--Expenses and Charges."
Sponsors' Profit (Loss) on Deposit:          $
Mandatory Termination Date:                  December 31, 2045
First Settlement Date:                       August __, 1996
Minimum Principal Distribution:              $1.00 per Unit
Minimum Value of the Trust under which Trust
  Agreement May be Terminated:               $         or 20% of the principal amount of the Bonds deposited
                                             in Trust, whichever is lower.

                                             Monthly                    Semi-Annual
       Estimated Annual Interest Income
       (includes cash income accrued only):    $                       $
P
E         Less Organizational Expenses (7):
R         Less Estimated Annual Expenses:
       Estimated Net Annual Interest Income:   $                       $
                                               =======                 =
U      Estimated Interest Distribution (8):    $                       $
N
I      Estimated Current Return Based
       on Public Offering Price (includes
       cash income accrual only) (9):                %                  %
T      Estimated Long-Term Return (10):              %                  %
       Estimated Daily Rate of Net Interest
       Accrual:                               $                        $

       Record Dates:                          15th Day of Month        15th Day of
                                                                       May and November
       Payment Dates:                         1st Day of Month         1st Day of
                                                                       June and December

                                                       (continued on following page)

                                       A-2
388575.1

NOTES TO SUMMARY OF ESSENTIAL INFORMATION

     (1) The business day prior to the date of this Prospectus. The date of this Prospectus is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.

     (2) If a Replacement Bond is not acquired when a contract for the purchase of Bonds fails, the aggregate principal amount of the Bonds may be reduced. See "The Trust--Portfolio--General Considerations" in Part B.

     (3) Based, during the initial offering period, solely upon the offering prices of the Securities and thereafter on the bid prices of such Securities. See "The Trust--Market for Units" in this Part A.

     (4) After the initial offering period, Units may be available for purchase from the Sponsor at a price based upon the aggregate bid price of the Bonds in the Trust (as determined by the Evaluator) plus a sales charge determined in accordance with the schedule set forth in "Public Offering--Offering Price" in Part B of this Prospectus, which is based upon the maturities of each Bond in the Trust.

     (5) No accrued interest will be added to the Public Offering Price in connection with purchases of Units contracted for on August __, 1996. With respect to purchases contracted for after such date, accrued interest from August __, 1996 to, but not including, the date of settlement (normally three business days after order) will be added to the Public Offering Price.

     (6) Based solely upon the bid prices of the Securities. Upon tender for redemption, the price to be paid will include accrued interest as described in "Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit" in Part B.

     (7) Although historically the sponsors of unit investment trusts ("UITs") have paid all the costs of establishing such UITs, this Trust (and therefore the Unit holders) will bear all or a portion of its organizational costs. Such organizational costs include: the cost of preparing and printing the registration statement, the trust indenture and other closing documents; and the initial audit of the Trust. Total organizational expenses will be amortized over a five year period. See "Rights of Unit Holders--Expenses and Charges--Initial Expenses" in Part B.



                         (notes continued on next page)


                                      A-3
388575.1

(notes continued from preceding pages)

     (8) The first monthly interest distribution of $____ per Unit will be made on _____ 1, 1996 (the "First Distribution Date") to all monthly certificateholders of record on _____ 15, 1996 (the "First Record Date"). The regular monthly payment will be $_____ on _____ 1, 1996 and thereafter. The first semi-annual interest distribution of $_____ per Unit will be made on _____ 1, 1996 to all semi-annual certificateholders of record on _____ 15, 1996. The regular semi-annual payment will be $_____ on December 1, 1996 and thereafter. In order to reduce the amount of accrued interest investors have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to the Trust the amount of accrued interest due on Securities through and including August __, 1996. This accrued interest will be paid to the Sponsor as the holder of record of all Units on such date. Consequently, when the Sponsor sells Units, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from August __, 1996 to but not including the date of settlement of the investor's purchase (normally three business days after the purchase contract), less any distributions from the Interest Account. Since a person who contracts to purchase Units on August __, 1996 will settle his purchase on August __, 1996, no accrued interest will be added to the Public Offering Price of Units settled on that date. The Trustee will recover its advancements (without interest or other cost to the Trust) from interest received on the Securities deposited in the Trust. See "Rights of Unit Holders--Redemption--Computation at Redemption Price per Unit in Part B."

     (9) Estimated Current Return is calculated by dividing the estimated net annual interest income received in cash per Unit by the Public Offering Price. Interest income per Unit will vary with changes in fees and expenses of the Trust and the Evaluator, and with the redemption, maturity, exchange or sale of Securities. This calculation, which includes cash income accrual only, does not include discount accretion on original issue discount bonds or on zero coupon bonds or premium amortization on bonds purchased at a premium. See "The Trust--Tax Status" in Part B of this Prospectus and "The Trust--Estimated Current Return and Estimated Long-Term Return to Unit Holders" in this Part A.

     (10) Estimated Long-Term Return is calculated by using a formula that takes into account the yields (including accretion of discounts and amortization of premiums) of the individual Bonds in the Trust's portfolio, weighted to reflect the market value and time to maturity (or, in certain cases, to earlier call date) of such Bonds, adjusted to reflect the Public Offering Price (including sales charge and expenses) per Unit. This calculation does not take into account delays in payment to Unit holders for the first few months of the Trust's operations, which reduces the Long-Term Return number. See "The Trust--Estimated Current Return and Estimated Long-Term Return to Unit Holders" in this Part A.


                                      A-4
388575.1

The Trust


     Glickenhaus Special Situations Trust (the "Fund"), Series 1 consists of the underlying unit investment trust designated Duke & Company Tax Free Portfolios, National Insured Trust (the "Trust), which is created under the laws of the State of New York by a Trust Indenture and Agreement* (the "Trust Agreement"), dated the Date of Deposit, among Glickenhaus & Co., as sponsor
(the "Sponsor"), The Bank of New York, as trustee (the "Trustee"), and Muller Data Corporation, as evaluator (the "Evaluator"). The objective of the Trust is to obtain tax-exempt interest income through an investment in a fixed insured portfolio consisting primarily of various long-term municipal bonds. No assurance can be given that the Trust's objectives will be achieved as these objectives are subject to the continuing ability of the respective issuers of the bonds to meet their obligations. In addition, an investment in such portfolio can be affected by fluctuations in interest rates. On the Date of Deposit, all of the Bonds in the Trust were rated "AAA" by Standard & Poor's Corporation ("Standard & Poor's"), "Aaa" by Moody's Investors Service, Inc. ("Moody's") or "AAA" by Fitch Investors Service, Inc. ("Fitch") (see "The Portfolio"). These ratings result from insurance relating only to the Bonds and not to Units in the Trust. The Units of the Trust are not insured. The insurance does not therefore remove market risk, as it does not guarantee the market value of the Units.

     Certain of the Bonds in the Trust may be purchased at prices which result in the portfolio as a whole being purchased at a discount due to original issue discount, market discount or the inclusion of zero coupon bonds. Bonds selling at market discount tend to increase in market value as they approach maturity when the principal amount is payable, thus increasing the potential for gain (all or a portion of which may be taxable as ordinary income). Any income other than any earned original issue discount will be taxable and will not be realized until maturity, redemption or sale of the underlying Bonds or Units of the Trust. In the case of Bonds acquired at a market discount, gain will be treated as ordinary income to the extent of accrued market discount. At the time of the original issuance of the Bonds held by the Trust, opinions relating to the validity of the Bonds and the exemption of interest thereon from Federal income tax were (or with respect to "when-issued" Bonds will be) rendered by bond counsel to the issuing governmental authority. The continued tax-exempt status will depend upon the issuer's ability to comply with the provisions of the Internal Revenue Code of 1986, as amended. See "The Trust--Tax Status" in Part B of this Prospectus. On the Date of Deposit, the Sponsor deposited with the Trustee delivery statements relating to contracts for the purchase of $__________ aggregate principal amount for the interest-bearing obligations, including funds (represented by cash, cash equivalents and/or an irrevocable letter of credit issued by a major financial institution) for the purchase of certain such obligations (the "Bonds" or the "Securities"). The Trustee thereafter delivered to the Sponsor a registered certificate of _______ Units, representing the entire ownership of the Trust, which Units are being offered hereby.

     In view of the Fund's objectives, the following factors, among others, were considered in selecting the Bonds: (1) all the Bonds are obligations of states and counties, municipalities, authorities or political subdivisions thereof or issued by certain United States territories or possessions, including Puerto Rico, and their public authorities so that the interest on them will be exempt from Federal income tax under existing law; (2) the Bonds are varied as to purpose of issue; (3) in the opinion of the Sponsor, the Bonds are fairly valued relative to other bonds of comparable quality and maturity;
(4) whether such Bonds are rated AAA by a major bond rating agency; and (5) the quality of the Bonds

- --------
* References in this Prospectus to the Trust Agreement are qualified in their entirety by the Trust Agreement which is incorporated herein by reference.

                                      A-5
388575.1
and whether such Bonds are insured (see "Insurance"). Subsequent to the Date of Deposit, a Bond may cease to be rated or its rating may be reduced. In the event a Bond's rating is downgraded to below investment grade (i.e., "high yield" or "junk bond" status), such a Bond, as compared to an investment grade bond, is subject to greater risk of downward price volatility in periods of economic uncertainty. If a Bond in the Trust is downgraded to high yield bond status, a decrease in the net asset value of the Trust may result. If such a decrease in net asset value occurs and Units of the Trust are tendered for redemption, the Trust may be forced to liquidate some of the Bonds at a loss. If such redemptions are substantial enough, this could trigger a complete and unexpected liquidation of the Trust before maturity, resulting in unanticipated losses for investors. Notwithstanding such risk, neither the downgrading of a Bond to below investment grade nor a Bond's ceasing to be rated, requires an elimination of such Bond from the portfolio of the Trust, but such an event may be considered in the Sponsor's determination to direct the Trustee to dispose of the Bonds. See "Sponsor--Responsibility" in Part B.


Public Offering Price

     The Public Offering Price of the Units of the Trust during the initial offering period is equal to the aggregate offering price of the Securities in the respective Trust's portfolio divided by the number of Units outstanding, plus a sales charge equal to ___% of the Public Offering Price of the Trust on sales of fewer than 250 Units. In addition, for Units ordered after the date hereof, accrued interest will be payable from the First Settlement Date for Units of the Trust (three business days from the date hereof) to the expected date of settlement (three business days after order). For additional information regarding the Public Offering Price, the descriptions of interest and principal distributions, repurchase and redemption of Units and other essential information regarding the Trust, see the "Summary of Essential Information" in this Part A. During the initial public offering period, sales of at least 250 Units will be entitled to a volume discount from the Public Offering Price. See "Public Offering--Offering Price" in Part B. If the Units of the Trust had been available for sale on August __, 1996, the Public Offering Price per Unit would have been $______.


Estimated Current Return and Estimated Long-Term Return

     Units of the Trust are offered to investors on a "dollar price" basis (using the computation method previously described under "Public Offering Price") as distinguished from a "yield price" basis often used in offerings of tax exempt bonds (involving the lesser of the yield as computed to maturity of bonds or to an earlier redemption date). Since they are offered on a dollar price basis, the rate of return on an investment in Units of the Trust is measured in terms of "Estimated Current Return" and "Estimated Long Term Return."

     Estimated Long Term Return is calculated by: (1) computing the yield to maturity or to an earlier call date (whichever results in a lower yield) for each Bond in the Trust portfolio in accordance with accepted practices, which practices take into account not only the interest payable on the Bonds but also the amortization of premiums or accretion of discounts, if any; (2) calculating the average of the yields for the Bonds in the Trust portfolio by weighing each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced (thus creating an average yield for the portfolio of the Trust); and (3) reducing the average yield for the portfolio of the Trust in order to reflect estimated fees and expenses of the Trust and the maximum sales charge paid by Unit holders. The resulting Estimated Long Term Return represents a measure of the return to Unit holders earned over the estimated life of the Trust. The Estimated Long Term Return as of the day prior to the Date of Deposit is stated for the Trust under "Summary of Essential Information" in Part A.


                                      A-6
388575.1

     Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. In contrast to the Estimated Long Term Return, the Estimated Current Return does not take into account the amortization of premium or accretion of discount, if any, on the Bonds in the portfolio of the Trust. Moreover, because interest rates on Bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable rating, the Estimated Current Return per Unit may be affected adversely if such Securities are redeemed prior to their maturity. On the day prior to the Date of Deposit, the Estimated Net Annual Interest Income per Unit divided by the Public Offering Price resulted in the Estimated Current Return stated for the Trust under "Summary of Essential Information" in Part A.

     The Estimated Net Annual Interest Income per Unit of the Trust will vary with changes in the fees and expenses of the Trustee and the Evaluator applicable to the Trust and with the redemption, maturity, sale or other disposition of the Bonds in the Trust. The Public Offering Price will vary with changes in the offering prices (bid prices in the case of the secondary market) of the Bonds. Therefore, there is no assurance that the present Estimated Current Return or Estimated Long Term Return will be realized in the future. A schedule of cash flow projections is available from the Sponsor upon request.


Distributions

     Distributions of interest received by the Trust, pro rated on an annual basis, will be made semi-annually unless the Unit holder elects to receive them monthly. The first monthly distribution will be $_____ for Units of the Trust and will be made on _____ 1, 1996, to monthly Unit holders of record on _____ 15, 1996, and $_____ thereafter. The first semi-annual distribution will be $_____ for Units of the Trust and will be made on _____ 1, 1996, to semi-annual Unit holders of record on _____ 15, 1996, and $_____ thereafter. See "Rights of Unit Holders--Distribution of Interest and Principal" in Part B of this Prospectus.

     Each Unit of the Trust at the Date of Deposit represents 1/_____ fractional undivided interest in the $_________ face amount of underlying Bonds and net income of the Trust in the ratio of 1 Unit for each $1,000 principal amount of underlying Bonds (including contracts and funds for the purchase thereof) in the Trust.


Automatic Accumulation Account

     Distributions from the Trust are made semi-annually unless the Unit holder elects to receive them monthly. Unit holders of the Trust have the option, however, of either receiving their interest check, together with any principal payments, from the Trustee or participating in the Automatic Accumulation Account reinvestment program offered by the Sponsor (the "Plan"). Under the Plan, a Unit holder may elect to have distributions from Units in the Trust automatically reinvested in shares of an open-end mutual fund. For a description of the fund involved see "Automatic Accumulation Account" in Part
B. Participation in the Plan is conditioned on the participating fund's lawful qualification for sale in the state in which the Unit holder is a resident. The Plan is not designed to be a complete investment program. See "Automatic Accumulation Account" in Part B for details on how to enroll in the Plan and how to obtain a prospectus.



     A-7 388575.1

Insurance

     Each of the Bonds in the Trust is insured by a municipal bond guaranty insurance policy obtained by the issuers of the Bonds ("Pre-Insured Bonds") and issued by one of the insurance companies (the "Insurance Companies"), described under "Insurance on the Bonds" in Part B of this Prospectus, covering scheduled payment of principal thereof and interest thereon when such amounts shall become due for payment but shall not have been paid by the issuer or any other insurer thereof. The insurance will also cover any accelerated payments of principal and the increase in interest payments or premiums, if any, payable upon mandatory redemption of the Bonds if interest on any Bonds is ultimately deemed to be subject to regular federal income tax. None of the insurance will cover accelerated payments of principal or penalty interest or premiums unrelated to taxability of interest on the Bonds (although the insurance does guarantee payment of principal and interest in such amounts and at such times as such amounts would have been due absent such acceleration). The insurance relates only to the prompt payment of principal of and interest on the securities in the portfolio, and does not remove market risks or guarantee the market value of the Units in the Trust. The terms of the insurance are more fully described under "Insurance on the Bonds" in Part B of this Prospectus. For a discussion of the effect of an occurrence of nonpayment of principal or interest on any Bonds in the Trust, see "Portfolio Supervision" in Part B of this Prospectus. No representation is made herein as to any Bond insurer's ability to meet its obligations under a policy of insurance relating to any of the Bonds. In addition, investors should be aware that, subsequent to the Date of Deposit, the rating of the claims paying ability of the insurer of an underlying Bond may be downgraded, [which may result in a downgrading of the rating of the Units in the Trust]. The approximate percentage of the aggregate principal amount of the portfolio that is insured by each insurance company is as follows: AMBAC Indemnity Corp. ("AMBAC"), ___%; Financial Guaranty Insurance Company ("Financial Guaranty"), ___%; Financial Security Assurance, Inc. ("Financial Security"), ___%; Municipal Bond Insurance Association ("MBIA"), ___%; and MBIA Insurance Corporation ("MBIA Corp."), ___%.


The Portfolio

     The portfolio of the Trust contains contracts to purchase issues of Bonds issued by entities located in ____ states. All such contracts are expected to be settled by August __, 1996. The following information is being supplied to inform Unit holders of circumstances affecting the Trust. ____% of the aggregate principal amount of the Bonds in the portfolio are general obligations of the governmental entity issuing them which are backed by the taxing power thereof. None of the aggregate principal amount of the Bonds in the portfolio are payable from appropriations. ____% of the aggregate principal amount of the Bonds in the portfolio are payable from the income of specific projects or authorities and are not supported by the issuers' power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income, the number of issues (and the related dollar weighted percentage of such issues) deriving income from such sources and purpose of issue are as follows: The Trust is deemed to be concentrated in the ____________ categories.* Prior to their deposit in the Trust, __ of the issues (____%) were rated AAA by Standard and Poor's Corporation, __ issue (____%) were rated Aaa by Moody's Investors

- --------
* A Trust is considered to be "concentrated" in a particular category or issuer when the Bonds in that category or of that issuer constitute 25% or more of the aggregate face amount of the portfolio. See "The
     Trust--General Considerations" in Part B of this Prospectus.

     A-8 388575.1

Service and __ of the issues (___%) were rated AAA by Fitch Investors Service.* See "Description of Bond Ratings" in Part B of this Prospectus. For a more detailed discussion, it is recommended that Unit holders consult the official statements for each security in the portfolio of the Trust.

     _____ of the Bonds initially deposited in the Trust have been purchased on a "when issued" basis and _____ of the Bonds initially deposited in the Trust has been purchased on a delayed settlement basis. Normally, delivery of "when issued" Bonds and delayed settlement Bonds is expected to take place within 30 days after the First Settlement Date. Accordingly, delivery may be delayed or may not occur. Interest on such Bonds begins accruing to the benefit of Unit holders on the date of delivery. Holders of Units will be "at risk" with respect to such Bonds (i.e., may derive either gain or loss from fluctuations in the offering side valuation of such Bonds) from the date they commit for Units. See "The Trust--Portfolio--General Considerations" in Part B.

     ____% of the aggregate principal amount of the Bonds in the Trust are original issue discount bonds that have mandatory sinking fund installment provisions at redemption prices equal to the compound accreted value on the date of redemption. Of these original issue discount bonds, ____% are zero coupon bonds. ____% of the aggregate principal amount of the Bonds in the Trust are zero coupon bonds that do not have mandatory sinking fund installment provisions. Zero coupon bonds do not provide for the payment of any current interest and provide for payment and maturity at par value unless sooner sold or redeemed. The market for zero coupon bonds is subject to greater fluctuations than coupon bonds in response to changes in interest rates. (See "Original Issue Discount and Zero Coupon Bonds" in Part B of this Prospectus). On the Date of Deposit, ____% of the Bonds in the Trust were purchased at a premium and are subject to retirement or refunding within ten years of the Date of Deposit. On the Date of Deposit, based on the offering side valuation, none of the aggregate principal amount of the Bonds were at par, ____% of the aggregate principal amount of the Bonds were at a discount from par and ____% of the aggregate principal amount of the Bonds were at a premium.

     An investment in Units of the Trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the Units) will decline with increases in interest rates or a decrease in the federal income tax rate. Inflation and recession, as well as measures implemented to address these and other economic problems, contribute to fluctuations in interest rates and the values of fixed-rate bonds generally. Additionally, changes in the tax treatment of bonds may have an adverse impact on the value of the Units. The Sponsor cannot predict future economic policies or their consequences, nor can it predict the course or extent of such fluctuations in the future.


- --------
* For the meanings of ratings, including the symbols "p" and "Con. (. . .)," see "Description of Bond Ratings" in Part B of this Prospectus. Security letter ratings may be modified by the addition of a plus or minus sign, when appropriate, to show relative standing within the major rating categories. There can be no assurance that the economic and political conditions on which the ratings of the Bonds in any Trust are based will continue or that particular Bond issues may not be adversely affected by changes in economic, political or other conditions that do not affect the above ratings. See "The Trust--Special Factors Affecting New York" and "The Trust--General Considerations" in Part B of this Prospectus.

                                       A-9
388575.1

Underwriting

     Duke & Company Inc., ____________________, will act as sole underwriter (the "Underwriter") for all of the Units of the Duke & Company Tax Free Portfolios - National Insured Trust comprising Glickenhaus Special Situations Trust, Series 1. See "Public Offering - Distribution of Units" in Part B.

                                      A-10
388575.1

                         REPORT OF INDEPENDENT AUDITORS

The Sponsor, Trustee, and Unit Holders of Glickenhaus Special Situations Trust,
     Series 1

     We have audited the Statement of Condition of the Duke & Company Tax
Free Portfolios - National Insured Trust, comprising the Glickenhaus Special Situations Trust, Series 1, including the Portfolio as of August __, 1996. This financial statement is the responsibility of the Sponsor. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. An irrevocable letter of credit deposited on August __, 1996 in the amount required to purchase securities, as described in the Statement of Condition, was confirmed to us by ____________.

     In our opinion, the Statement of Condition referred to above presents fairly, in all material respects, the financial position of the Duke & Company Tax Free Portfolios - National Insured Trust, comprising the Glickenhaus Special Situations Trust, Series 1 at August __, 1996 in conformity with generally accepted accounting principles.




                                                              BDO SEIDMAN, LLP

New York, New York
August __, 1996



                                      A-11
388575.1

          DUKE & COMPANY TAX FREE PORTFOLIOS - NATIONAL INSURED TRUST
                 Glickenhaus Special Situations Trust, Series 1
                  STATEMENT OF CONDITION AS OF DATE OF DEPOSIT
                                August __, 1996

                                 TRUST PROPERTY

Investment in Securities:
  Contracts to purchase underlying Securities (1)(2)...........    $
Accrued interest receivable (2)................................
Organizational costs (3).......................................
                                                                   -----------
      Total....................................................    $
                                                                   ===========

                    LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities:
   Accrued interest receivable (2).............................    $
   Accrued liability (3).......................................    -----------


Interest of Unit holders:
Units of fractional undivided interest outstanding (______):
   Cost to investors (4)........................................ $
   Less--gross underwriting commission (5)......................
                                                                   -----------
Net interest of Unit holders....................................
                                                                   -----------
        Total...................................................
                                                                   ===========


     (1) Aggregate cost to the Trust of the Securities listed under "Portfolio" is based on offering side valuation determined by the Evaluator on the basis set forth under "Public Offering--Offering Price" in Part B. The aggregate bid side evaluation of the Securities in the portfolio, as determined by the Evaluator, as of the Date of Deposit was $____________. An irrevocable letter of credit issued by ___________, in an aggregate amount equal to or in excess of $____________, has been deposited with the Trustee. The amount of such letter of credit includes: $____________, the amount required to purchase the tax-exempt securities listed in the related portfolio, plus $__________ covering accrued interest through expected dates of delivery.

     (2) On the basis set forth under "Rights of Unit Holders--Distribution of Interest and Principal" in Part B the Trustee will advance an amount equal to the accrued interest on the Securities as of August __, 1996 (the "First Settlement Date") plus any cash received by the Trustee with respect to interest on the Securities prior to such date, and the same will be distributed to the Sponsors on the First Settlement Date. Consequently, the amount of interest accrued on a Unit to be added to the public offering price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the Unit.

     (3) Organizational costs incurred by the Trust have been deferred and will be amortized over a five year period. The Trust will reimburse the Sponsors for actual organizational costs incurred.

     (4) Aggregate public offering price (exclusive of interest) is computed on _____ Units on the basis set forth above under "Public Offering-- Offering Price" in Part B.

     (5) A sales charge of ____% computed on ______ Units. See "Public Offering--Offering Price" in Part B for volume discounts on sales of 250 Units or more.


                                      A-12
388575.1




          DUKE & COMPANY TAX FREE PORTFOLIOS - NATIONAL INSURED TRUST

                 Glickenhaus Special Situations Trust, Series 1


                Portfolio as of Date of Deposit, August __, 1996


                                                                                 Redemption Features
  Port-                                                                 Coupon   Ant.--Anticipated     Yield     Cost of
  folio      Rating        Principal     Represented by Contracts to    Rate and S.F.--Sinking Fund     to       Securities
   No.         (1)        Amount (3)       Purchase Securities (4)      Maturity Opt.--Optional (5)    Maturity  to Trust(6)(7)
- --------- ------------- --------------- -----------------------------   -------- -------------------   --------  --------------












                                                                               A-13
388575.1

                             FOOTNOTES TO PORTFOLIO

     The symbol "NR" denotes a non-rated issue of Bonds.

     (1) All ratings are by Standard & Poor's except those identified by an asterisk (*) are by Moody's and those identified by a double asterisk (**) are by Fitch. A brief description of the rating symbols and their meanings is set forth under "Description of Bond Ratings" in Part B.

     (2)  All Bonds are represented by contracts to purchase.

     (3) All contracts to purchase the Bonds were entered into from August __, 1996 to August __, 1996. All contracts are expected to be settled prior to or on the First Settlement Date of the Trust which is expected to be August __, 1996. These bonds are expected to be settled (and interest begins accruing on these bonds to the benefit of Unit holders of the Trust) within 30 days after the First Settlement Date.

     (4) Unless otherwise indicated, there is shown under this heading the year in which each issue of bonds initially is redeemable and the redemption price for that year. Each such issue continues to be redeemable at declining prices thereafter, but not below par. "S.F." indicates a sinking fund has been or will be established with respect to an issue of Bonds. In addition, certain Bonds in the Trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. "Ant." indicates the existence of anticipated redemptions at a price of 100%. Under certain circumstances, these anticipated redemptions can be altered. A callable bond is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a bond issue is redeemed before maturity by the proceeds of a new bond issue.

     Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Bonds have an offering side valuation which represents a premium over par. To the extent that the Bonds were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and there will be distributed to Unit holders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The Federal tax effect on Unit holders of such redemptions and resultant distributions is described in the section entitled "The Trust--Tax Status" in Part B.

     (5) See Note (1) to "Statement of Condition as of Date of Deposit" regarding cost of Bonds. The offering prices are greater than the current bid prices of the Bonds which is the basis on which Redemption Price per Unit is determined for purposes of redemption of Units (see the first paragraphs under "Public Offering--Offering Price" and "Rights of Unit Holders--Redemption--Computation of Redemption Price Per Unit" in Part B). On the business day prior to the Date of Deposit the aggregate bid side valuation of the Securities in the Trust was lower than the aggregate offering side valuation by ____%. Yield of Bonds was computed on the basis of offering prices on the Date of Deposit.

     Bonds identified as escrowed to maturity under "Portfolio" for the Trust in this Part A are priced to the maturity date not the call date.

     (7)  Annual interest income to the Trust is $____________.

     (8)  Yield calculated based on a call date prior to stated maturity.

                                      A-14
388575.1

                             TAX EQUIVALENT YIELDS

FEDERAL TAX FREE VS. TAXABLE INCOME

     This table show the approximate yields which taxable securities must earn in various income brackets to produce, after Federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected Federal income tax rates and the tax brackets for the 1996 taxable year. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax.

1995 Tax Year
- -----------------------------------------------------------------------------------------------------------------------------------
          Taxable Income Bracket                                                                               Tax Exempt Yield
                                                Federal
    Joint Return           Single Return        Tax Rate          4.00%      4.50%        5.00%        5.50%     6.00%     6.50%
                                                                                                           Taxable Equivalent Yield
- -------------------------------------------------------------------------------------------------------------------------------
     $ 0-40,100             $ 0-24,000           15.00%           4.71%      5.29%        5.88%        6.47%       7.06%     7.65%
   $ 40,101-96,900        $ 24,001-58,150        28.00%           5.56       6.25         6.94         7.64        8.33      9.03
  $ 96,901-117,950       $ 58,151-117,950        31.00%           5.80       6.52         7.25         7.97        8.70      9.42
  $117,951-147,700       $117,951-121,300        31.93%           5.88       6.61         7.35         8.08        8.81      9.55
  $147,701-263,750       $121,301-263,750        37.08%           6.36       7.15         7.95         8.74        9.54      10.33
    Over $263,750          Over $263,750         40.79%           6.76       7.60         8.44         9.29       10.13      10.98
- -----------------------------------------------------------------------------------------------------------------------------------

Note:  This table reflects the following:

     1. Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $117,950, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,550 (or fraction thereof) of AGI in excess of $176,950 for married taxpayers filing a joint tax return and $117,950 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

     2. Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.

     3. The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.

     4. Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                                      A-15
388575.1

                     DUKE & COMPANY TAX FREE PORTFOLIOS -
                             NATIONAL INSURED TRUST

                 Glickenhaus Special Situations Trust, Series 1

                               Prospectus Part B

 Part B of this Prospectus may not be Distributed Unless Accompanied by Part A

                                   THE TRUST

Organization

         Glickenhaus Special Situations Trust (the "Fund"), Series 1 consisting of the underlying unit investment trust designated Duke & Company Tax Free Portfolios - National Insured Trust (the "Trust") was created under the laws of the State of New York by a Trust Indenture and Agreement* (the "Trust Agreement"), dated the Date of Deposit, among Glickenhaus & Co. as sponsor (the "Sponsor"), The Bank of New York, as trustee (the "Trustee"), and Muller Data Corporation, as evaluator (the "Evaluator").

         On the date of this Prospectus each Unit represented the fractional undivided interest in the Trust set forth under "Summary of Essential Financial Information" in Part A. Thereafter, if any Units of the Trust are redeemed by the Trustee, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase, although the actual interest in the Trust represented by each such Unit will remain essentially the same. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder, which may include the Sponsor, or until the termination of the Trust Agreement for the related Trust. See "Rights of Unit Holders--Redemption" in this Part B.

Objectives

         The objective of the Fund is to obtain tax-exempt interest income through an investment in a fixed portfolio consisting primarily of various intermediate or long-term municipal bonds. No assurance can be given that the Fund's objectives will be achieved as these objectives are subject to the continuing ability of the respective issuers of the bonds to meet their obligations. In addition, an investment in such portfolio can be affected by fluctuations in interest rates.

Portfolio

         The portfolio of the Trust consists of the Bonds described in "The Portfolio" in Part A and are represented by the Sponsor's contracts to purchase, which are expected to be settled by the date set forth in Part A. The Trust may

- --------
* References in this Prospectus to the Trust Agreement are qualified in their entirety by the Trust Agreement which is incorporated herein by reference.

388740.3
contain Bonds which have been purchased on a when, as, and if issued basis. Accordingly, the delivery of such Bonds may be delayed or may not occur. (See "The Portfolio" in Part A.) Interest on these Bonds begins accruing to the benefit of Unit holders on their respective dates of delivery. Unit holders will be "at risk" with respect to these Bonds (i.e., may derive either gain or loss from fluctuations in the offering side evaluation of the Bonds) from the date they commit for Units. (See "The Portfolio" in Part A.) For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Bonds and limited right to substitute other bonds to replace any failed contract, see "Substitution of Bonds" in this Part B. On the Date of Deposit, all of the Bonds in the Trust were rated "AAA" by Standard & Poor's, "Aaa" by Moody's or "AAA" by Fitch because each Bond was insured by a municipal bond guaranty insurance policy (see "Insurance On the Bonds" in this Part B).

         In view of the Fund's objectives, the following factors, among others, were considered in selecting the Bonds: (1) All the Bonds are obligations of states and counties, municipalities, authorities or political subdivisions thereof or issued by certain United States territories or possessions, including Puerto Rico, and their public authorities so that the interest on them will be exempt from Federal income tax under existing law; (2) the Bonds are varied as to purpose of issue; (3) in the opinion of the Sponsor, the Bonds are fairly valued relative to other bonds of comparable quality and maturity;
(4) whether such Bonds are rated AAA by a major bond rating agency; and (5) the quality of the Bonds and whether such Bonds are insured. Subsequent to the Date of Deposit, a Bond may cease to be rated or its rating may be reduced. Neither event requires an elimination of such Bond from the portfolio, but such an event may be considered in the Sponsor's determination to direct the Trustee to dispose of the Bonds. See "Sponsor--Responsibility" in Part B. See "The Trust--Portfolio--General Considerations" in this Part B.

General Considerations

         Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Except as described in footnotes to "Summary of Essential Financial Information" for the Trust interest accrues to the benefit of Unit holders commencing with the expected date of settlement for purchase of the Units. If a Replacement Bond is not acquired, accrued interest (at the coupon rate of the Failed Bonds or earned original issue discount in the case of original issue discount and zero coupon Bonds) will be paid to Unit holders (from the Deposit Date to the date the Trustee is notified of the failure of the Sponsors to purchase a Replacement
Bond). All such interest paid to Unit holders which accrued after the date of settlement for a purchase of Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond is not acquired by the Trust, the net annual interest income per Unit for the Trust would be reduced and the estimated current return might be lowered.

         Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event that any contract for the purchase of Securities in the Trust fails and no Replacement Bond as hereinafter defined is acquired, the Sponsor shall refund to all Unit holders the sales charge attributable to such failed contract, and the principal and accrued interest (at the coupon rate of the relevant Security or earned original issue discount in the case of original issue discount and zero coupon Bonds to the date the Sponsor is notified of the failure) which are attributable to such failed contract, shall be distributed at the next Monthly Payment Date which is more than 30 days after the failure to purchase Replacement Bonds. The portion of such interest paid to a Unit holder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income.

                                      B-2

388740.3

         The following paragraphs discuss the characteristics of the Bonds in the Trust and of certain types of issuers of the Bonds in the Trust. These paragraphs discuss, among other things, certain circumstances which may adversely affect the ability of such issuers to make payment of principal of and interest on Bonds held in the portfolio of the Trust or which may adversely affect the ratings of such Bonds. An investment in Units of the Trust should be made with an understanding of the risks that such an investment may entail, certain of which are described below. Unit holders may obtain additional information concerning a particular Bond by requesting an official statement from the issuer of such Bond.

General Obligation Bonds

         General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws, and an entity's credit will depend on many factors, including potential erosion of the tax base due to population declines, natural disasters, declines in the state's industrial base or inability to attract new industries; economic limits on the ability to tax without eroding the tax base; state legislative proposals or voter initiatives to limit ad valorem real property taxes; and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond the state or entity's control.

Appropriations Bonds

         Many state or local governmental entities enter into lease purchase obligations as a means for financing the acquisition of capital projects (e.g., buildings or equipment, among other things). Such obligations are often made subject to annual appropriations. Certain Bonds in the Trust may be Bonds that are, in whole or in part, subject to and dependent upon (i) the governmental entity making appropriations from time to time or (ii) the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Subject to the foregoing, once an annual appropriation is made, the governmental entity's obligation to make lease rental payments is absolute and unconditional without setoff or counterclaim, regardless of contingencies, whether or not a given project is completed or used by the governmental entity and notwithstanding any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders' or bondowners' sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing, and the obligation of the governmental lessee is not backed by a pledge of the general credit of the governmental lessee. In the event of non-appropriation, the Sponsors may instruct the Trustee to sell such Bonds.

         Moral Obligation Bonds. Certain of the Bonds in the Trust may be secured by pledged revenues and additionally by the so-called "moral obligations" of a State or a local governmental body. Should the pledged revenues prove insufficient, the payment of such Bonds is not a legal obligation of a State or local government, and is subject to its willingness to appropriate funds therefor.

Revenue Bonds

          Mortgage Revenue Bonds. Certain Bonds may be "mortgage revenue bonds." Under the Internal Revenue Code of 1986, as amended (the "Code"), (and under similar provisions of the prior tax law) "mortgage revenue bonds"

                                      B-3

388740.3
are obligations the proceeds of which are used to finance owner-occupied residences under programs which meet numerous statutory requirements relating to residency, ownership, purchase price and target area requirements, ceiling amounts for state and local issuers, arbitrage restrictions, and certain information reporting, certification, and public hearing requirements. There can be no assurance that additional federal legislation will not be introduced or that existing legislation will not be further amended, revised, or enacted after delivery of these Bonds or that certain required future actions will be taken by the issuing governmental authorities, which action or failure to act could cause interest on the Bonds to be subject to federal income tax. If any portion of the Bonds proceeds are not committed for the purpose of the issue, Bonds in such amount could be subject to earlier mandatory redemption at par, including issues of Zero Coupon Bonds (see "Original Issue Discount and Zero Coupon Bonds").

         Housing Bonds. Some of the aggregate principal amount of Bonds of the Trust may consist of obligations of state and local housing authorities whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. Since such obligations are not general obligations of a particular state or municipality and are generally payable primarily or solely from rents and other fees, adverse economic developments including failure or inability to increase rentals, fluctuations of interest rates and increasing construction and operating costs may reduce revenues available to pay existing obligations.

         The housing bonds in the Trust, despite their optional redemption provisions which generally do not take effect until ten years after the original issuance dates of such Bonds (often referred to as "ten year call protection"), do contain provisions which require the issuer to redeem such obligations at par from unused proceeds of the issue within a stated period. In recent periods of declining interest rates there have been increased redemptions of housing bonds pursuant to such redemption provisions. In addition, the housing bonds in the Trust are also subject to mandatory redemption in part at par at any time that voluntary or involuntary prepayments of principal on the underlying mortgages are made to the trustee for such Bonds or that the mortgages are sold by the bond issuer. Prepayments of principal tend to be greater in periods of declining interest rates; it is possible that such prepayments could be sufficient to cause a housing bond to be redeemed substantially prior to its stated maturity date, earliest call date or sinking fund redemption date.

         Public Power Revenue Bonds. General problems of the electric utility industry include difficulty in financing large construction programs during an inflationary period; restrictions on operations and increased costs and delays attributable to environmental considerations; the difficulty of the capital markets in absorbing utility debt and equity securities; the availability of fuel for electric generation at reasonable prices, including among other considerations the potential rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal; technical cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including among other considerations the problems associated with the use of radioactive materials and the disposal of radioactive waste; and the effects of energy conservation. Certain Bonds may have been issued in connection with the financing of nuclear generating facilities. In view of recent developments in connection with such facilities, legislative and administrative actions have been taken and proposed relating to the development and operation of nuclear generating facilities. The Sponsor is unable to predict whether any such actions or whether any such proposals or litigation, if enacted or instituted, will have an adverse impact on the revenues available to pay the debt service on the Bonds in the portfolio issued to finance such nuclear projects.

         Each of the problems referred to above could adversely affect the ability of the issuers of public power revenue bonds to make payments of principal of and/or interest on such bonds. Certain municipal utilities or agencies may have

                                      B-4

388740.3
entered into contractual arrangements with investor-owned utilities and large industrial users and consequently may be dependent in varying degrees on the performance of such contracts for payment of bond debt service.

         Health Care Revenue Bonds. Some of the aggregate principal amount of Bonds of the Trust may consist of hospital revenue bonds. Ratings of hospital bonds are often initially based on feasibility studies which contain projections of occupancy levels, revenues and expenses. Actual experience may vary considerably from such projections. A hospital's gross receipts and net income will be affected by future events and conditions including, among other things, demand for hospital services and the ability of the hospital to provide them, physicians' confidence in hospital management capability, economic developments in the service area, competition, actions by insurers and governmental agencies and the increased cost and possible unavailability of malpractice insurance. Additionally, a major portion of hospital revenue typically is derived from federal or state programs such as Medicare and Medicaid which have been revised substantially in recent years and which are undergoing further review at the state and federal level.

         Proposals for significant changes in the health care system and the present programs for third party payment of health care costs are under consideration in Congress and many states. Future legislation or changes in the areas noted above, among other things, would affect all hospitals to varying degrees and, accordingly, any adverse change in these areas may affect the ability of such issuers to make payment of principal and interest on such bonds.

         Higher Education Revenue Bonds. Higher education revenue bonds include debt of state and private colleges, universities and systems, and parental and student loan obligations. The ability of universities and colleges to meet their obligations is dependent upon various factors, including the revenues, costs and enrollment levels of the institutions. In addition, their ability may be affected by declines in Federal, state and alumni financial support, fluctuations in interest rates and construction costs, increased maintenance and energy costs, failure or inability to raise tuition or room charges and adverse results of endowment fund investments.

         Pollution Control Facility Revenue Bonds. Bonds in the pollution control facilities category include securities issued on behalf of a private corporation,* including utilities, to provide facilities for the treatment of air, water and solid waste pollution. Repayment of these bonds is dependent upon income from the specific pollution control facility and/or the financial condition of the project corporation.

         Other Utility Revenue Bonds. Bonds in this category include securities issued to finance natural gas supply, distribution and transmission facilities, public water supply, treatment and distribution facilities, and sewage collection, treatment and disposal facilities. Repayment of these bonds is dependent primarily on revenues derived from the billing of residential, commercial and industrial customers for utility services, as well as, in some instances, connection fees and hook-up charges. Such utility revenue bonds may be adversely affected by the lack of availability of Federal and state grants and by decisions of Federal and state regulatory bodies and courts.

         Solid Waste and Resource Recovery Revenue Bonds. Bonds in this category include securities issued to finance facilities for removal and disposal of solid municipal waste. Repayment of these bonds is dependent on factors which may include revenues from appropriations from a governmental entity, the financial condition of the private project corporation and revenues derived from the collection of charges for disposal of solid waste. Repayment of resource

- --------
* For purposes of the description of users of facilities, all references to "corporations" shall be deemed to include any other nongovernmental person or entity.

                                      B-5

388740.3
recovery bonds may also be dependent to various degrees on revenues from the sale of electric energy or steam. Bonds in this category may be subject to mandatory redemption in the event of project non-completion, if the project is rendered uneconomical or if it is considered an environmental hazard.

         Transportation Revenue Bonds. Bonds in this category include bonds issued for airport facilities, bridges, turnpikes, port authorities, railroad systems, or mass transit systems. Generally, airport facility revenue bonds are payable from and secured by the revenues derived from the ownership and operation of a particular airport. Payment on other transportation bonds is often dependent primarily or solely on revenues from financed facilities, including user fees, charges, tolls and rents. Such revenues may be adversely affected by increased construction and maintenance costs or taxes, decreased use, competition from alternative facilities, scarcity of fuel, reduction or loss of rents or the impact of environmental considerations. Other transportation bonds may be dependent primarily or solely on Federal, state or local assistance including motor fuel and motor vehicle taxes, fees, and licenses and, therefore, may be subject to fluctuations in such assistance.

         Private Activity Bonds. The portfolio of the Trust may contain other Bonds that are "private activity bonds," which would be primarily of two types:
(1) Bonds for a publicly owned facility that a private entity may have a right to use or manage to some degree, such as an airport, seaport facility or water system and (2) Bonds for facilities deemed owned or beneficially owned by a private entity but which were financed with tax-exempt bonds of a public issuer, such as a manufacturing facility or a pollution control facility. In the case of the first type, bonds are generally payable from a designated source of revenues derived from the facility and may further receive the benefit of the legal or moral obligation of one or more political subdivisions or taxing jurisdictions. In most cases of project financing of the first type, receipts or revenues of the Issuer are derived from the project or the operator or from the unexpended proceeds of the bonds. Such revenues include user fees, service charges, rental and lease payments, and mortgage and other loan payments.

         The second type of issue will generally finance projects which are owned by or for the benefit of, and are operated by, corporate entities. Ordinarily, such private activity bonds are not general obligations of governmental entities and are not backed by the taxing power of such entities, and are solely dependent upon the creditworthiness of the corporate user of the project or corporate guarantor.

         The private activity bonds in the Trust have generally been issued under bond resolutions, agreements or trust indentures pursuant to which the revenues and receipts payable under the issuer's arrangements with the users or the corporate operator of a particular project have been assigned and pledged to the holders of the private activity bonds. In certain cases a mortgage on the underlying project has been assigned to the holders of the private activity bonds or a trustee as additional security. In addition, private activity bonds are frequently directly guaranteed by the corporate operator of the project or by another affiliated company.

         Special Tax Revenue Bonds. Bonds in this category are bonds secured primarily or solely by receipt of certain state or local taxes, including sales and use taxes or excise taxes. Consequently, such bonds may be subject to fluctuations in the collection of such taxes. Such bonds do not include tax increment bonds or special assessment bonds.

         Other Revenue Bonds. Certain of the Bonds in the Trust may be revenue bonds which are payable from and secured primarily or solely by revenues from the ownership and operation of particular facilities, such as correctional facilities, parking facilities, convention centers, arenas, museums and other facilities owned or used by a charitable

                                      B-6

388740.3
entity. Payment on bonds related to such facilities is, therefore, primarily or solely dependent on revenues from such projects, including user fees, charges and rents. Such revenues may be affected adversely by increased construction and maintenance costs or taxes, decreased use, competition from alternative facilities, reduction or loss of rents or the impact of environmental considerations.

         Certain of the Bonds in the Trust are secured by direct obligations of the U.S. Government, or in some cases, obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. In a few isolated instances to date, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

Puerto Rico Bonds

         Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in Puerto Rico which will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is closely integrated with that of the mainland United States. During fiscal year 1994, approximately 87% of Puerto Rico's exports were to the United States mainland, which was also the source of 69% of Puerto Rico's imports. In fiscal 1994, Puerto Rico experienced a $4.3 billion positive adjusted trade balance. The economy of Puerto Rico is dominated by the manufacturing and service sectors. The manufacturing sector has experienced a basic change over the years as a result of increased emphasis on higher wage, high technology industries such as pharmaceuticals, electronics, computers, microprocessors, professional and scientific instruments, and certain high technology machinery and equipment. The service sector, including finance, insurance and real estate, also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment. In recent years, the service sector has experienced significant growth in response to and paralleling the expansion of the manufacturing sector. Since fiscal 1985, personal income, both aggregate and per capita, has increased consistently in each fiscal year. In fiscal 1994, aggregate personal income was $25.7 billion ($21.6 billion in 1987 prices) and personal income per capita was $7,047 ($5,902 in 1987 prices). Personal income includes transfer payments to individuals in Puerto Rico under various social programs. Total federal payments to Puerto Rico, which include many types in addition to federal transfer payments, are lower on a per capita basis in Puerto Rico than in any state. Transfer payments to individuals in fiscal 1994 were $5.7 billion, of which $3.9 billion, or 68.9%, represent entitlement to individuals who had previously performed services or made contributions under programs such as Social Security, veterans benefits and Medicare. The number of persons employed in Puerto Rico during fiscal 1994 averaged 1,011,000. Unemployment, although at a low level compared to the late 1970s, remains above the average for the United States. At fiscal year end June 30, 1994, the unemployment rate in Puerto Rico was 16.0%. Puerto Rico's decade-long economic expansion continued throughout the five-year period from fiscal 1990 through fiscal 1994. Almost every sector of its economy was affected and record levels of employment were achieved. Factors behind this expansion include Commonwealth sponsored economic development programs, the relatively stable prices of oil imports, the continued growth of the United States economy, periodic declines in exchange value of the United States dollar and the relatively low cost of borrowing during the period. The Puerto Rico Planning Board's most recent Gross Product forecast for fiscal 1995 and fiscal 1996, made in February 1995, shows increases of 2.9% and 2.7%, respectively. The Planning Board's economic activity index, a composite index for thirteen economic indicators, increased 2.7% for the first seven months of fiscal 1995 compared to the same period of fiscal 1994, which period showed an increase of 1.3% over the same period of fiscal 1993. Growth in the Puerto Rico economy in fiscal 1996 depends on several factors, including the state of the United States economy and the relative stability in the price of oil imports, the exchange value of the U.S. dollar and the cost of borrowing.

                                      B-7

388740.3

Original Issue Discount Bonds and Zero Coupon Bonds

         Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds that were originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For Federal income tax purposes, original issue discount on such bonds must be amortized over the term of such bonds. On sale or redemption, the difference between the (i) the amount realized (other than amounts treated as tax-exempt income as described below) and (ii) the tax basis of such bonds (properly adjusted, in the circumstances described below, for amortization of original issue discount) will be treated as taxable income or loss. See "The Trust--Tax Status" in this Part B. The Code requires holders of tax-exempt obligations issued with original issue discount, such as the Trust, to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations. In addition, the Code provides that the basis of a tax-exempt obligation is increased by the amount of accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982 and acquired after March 1, 1984. Each Trust's tax basis in a Bond is increased by any accrued original issue discount as is a Unit holder's tax basis in his Units. For Bonds issued after June 9, 1980 that are redeemed prior to maturity, the difference between the Trust's basis, as adjusted, and the amount received will be taxable gain or loss to the Unit holders. All or a portion of any gain may be taxable as ordinary income.

         There can be no assurance that additional Federal legislation will not be enacted or that existing legislation will not be amended hereafter with the effect that interest on bonds becomes subject to Federal income taxation. If the interest on the Bonds in the Trust should ultimately be deemed to be taxable, the Trustee may sell them and, since they would be sold as taxable securities, it is expected that they would have to be sold at a substantial discount from current market prices.

Bonds Subject to Sinking Fund Provisions

         Most of the Bonds in the Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. Sinking fund provisions are designed to redeem a significant portion of an issue gradually over the life of the issue. Obligations to be redeemed are generally chosen by lot. On the Date of Deposit, the offering valuations of some of the Bonds in the Trust may have been at a premium and subject to retirement or refunding within ten years of the Date of Deposit. A callable debt obligation is one which is subject to redemption prior to maturity at the option of the issuer. To the extent that obligations are deposited in the Trust at a price higher than their par value, such redemption at par would result in a loss of capital to a purchaser of Units at their original public offering price. The estimated current return of the Units might also be adversely affected if the return on the retired Bonds is greater than the average return on the Bonds in the Trust. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. See "The Portfolio" in Part A for a list of original issue discount and/or zero coupon bonds and for a breakdown of the percentage of Bonds in the Trust with offering side valuations at a premium, discount or at par. See also "Estimated Current Return and Estimated Long Term Return" in Part A. The portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the Bonds therein.

                                      B-8

388740.3

Substitution of Bonds

         In the event of a failure to deliver any Bond that has been purchased for the Trust under a contract, including those Bonds purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized to purchase other bonds ("Replacement Bonds") which the Trustee shall pay for out of funds held in connection with the Failed Bonds and to accept delivery of the Replacement Bonds to make up the original corpus of the Trust. The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the Failed Bonds. The Replacement Bonds
(i) must be tax-exempt bonds issued by states or counties, municipalities, authorities or political subdivisions thereof or issued by certain United States territories or possessions or their public authorities as described in the first paragraph under "Portfolio," (ii) must have a fixed maturity date not exceeding the maturity date of the Failed Bonds and not less than ten years after the date of purchase, (iii) shall be purchased at a price that results in a yield to maturity and a current return, in each case as of the Date of Deposit, at least equal to the yield to maturity and the current return of the Failed Bonds, (iv) shall not be "when issued" bonds, and (v) must be rated at least equal to the Failed Bonds. Whenever a Replacement Bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unit holders of the Trust of the acquisition of the Replacement Bond and shall, on the next monthly Payment Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Bond exceeded the cost of the Replacement Bond. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment.

         If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unit holders of the Trust, and distribute the principal and accrued interest (at the coupon rate of such Failed Bond, or earned original issue discount in the case of zero coupon bonds, from the Deposit Date to the date the Sponsor notifies the Trustee that it will not purchase Replacement Bonds) attributable to such Failed Bonds on the next monthly Payment Date which is more than 30 days thereafter. In the event a Replacement Bond is not acquired by the Trust, the Estimated Net Annual Interest Income per Unit for the Trust would be reduced and the Estimated Current Return thereon might be lowered.

Other Matters

         An amendment to the Federal Bankruptcy Act relating to the adjustment of indebtedness owed by any political subdivision or public agency or instrumentality of any state, including municipalities, became effective in 1979. Among other things, this amendment facilitates the use of proceedings under the Federal Bankruptcy Act by any such entity to restructure or otherwise alter the terms of its obligations, including those of the type comprising the Trust's portfolio. The Sponsor is unable to predict at this time what effect, if any, this legislation will have on the Trust.

         To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Trust. Such litigation as, for example, suits challenging the issuance of pollution control revenue bonds under recently enacted environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of such litigation can never be entirely predicted with certainty, bond counsel has given or will give opinions to the issuing authorities of each Bond on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from regular Federal income tax. In addition, other litigation or

                                      B-9

388740.3
other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to Securities.

                                PUBLIC OFFERING

Offering Price

         The price of the Units of the Trust as of the Date of Deposit was determined by adding to the Evaluator's determination of the aggregate offering price of the Securities per Unit a sales charge of % thereof equal to % of the Public Offering Price. During the initial public offering period, sales of at least 250 Units will be entitled to a volume discount from the Public Offering Price as described below. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the Securities at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

         During the initial offering period the aggregate offering price of the Securities in the Trust is determined by the Evaluator (1) on the basis of current offering prices for the Securities,* (2) if offering prices are not available for any Securities, on the basis of current offering prices for comparable securities, (3) by making an appraisal of the value of the Securities on the basis of offering prices in the market, or (4) by any combination of the above. Such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in the "Summary of Essential Financial Information" in Part A, effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the Redemption Price, which is based upon the aggregate bid price of the underlying Securities and which may be expected to be less than the aggregate offering price, see "Rights of Unit Holders--Redemption" in Part B. See also "Rights of Unit Holders--Certificates" and "Rights of Unit Holders--Redemption" in Part B for information relating to redemption of Units.

         The secondary market Public Offering Price of the Units of the Trust is based on the aggregate bid price of the Bonds in the Trust (as determined by the Evaluator) plus a sales charge determined in accordance with the schedule set forth below, which is based upon the maturities of each Bond in the Trust. The Sponsor has implemented this variable format as a more equitable method of assessing the sales charge for secondary market purchases. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless the Evaluator evaluates the price of the Bonds to a different date such as a call date or a mandatory tender date, in which case the maturity will be deemed to be such other date.

         This method of sales charge computation will apply different sales charge rates to each Bond in the Trust based upon the maturity of each such Bond in accordance with the following schedule:

- --------
* With respect to the evaluation of Bonds during the initial syndicate offering period for such Bonds, the "current offering price," as determined by the Evaluator, will normally be equal to the syndicate offering price as of the Evaluation Time, unless the Evaluator determines that a material event has occurred which it believes may result in the syndicate offering price not accurately reflecting the market value of such Bonds, in which case the Evaluator, in making its determination with respect to such Bonds, will consider not only the syndicate offering price but also the factors described in (2) and (3) herein.

                                      B-10

388740.3



                                                                         Secondary Market
                                                                         Period Sales Change

                                                        -------------------------------------------------
                                                            Percentage of              Percentage of
                                                           Public Offering               Net Amount

                                                            Per Bond Price                Invested

                                                        -----------------------     ---------------------
Years to Maturity Per Bond

0 Months to 2 years.....................................          %                          %
2 but less than 3.......................................          %                          %
3 but less than 4.......................................          %                          %
4 but less than 8.......................................          %                          %
8 but less than 12......................................          %                          %
12 but less than 15.....................................          %                          %
15 or more..............................................          %                          %



         A minimum sales charge of % of the Public Offering Price will be applied to all secondary market unit purchases.

         During the initial public offering period, purchasers of 250 Units or more will be entitled to a volume discount from the Public Offering Price as set forth in the table below:

                                                                Discount From
                                                               Public Offering

      Number of Units                                          Price Per Unit
      ---------------                                         ---------------

      250-499................................................      $
      500-999................................................
      1,000-1,999............................................
      2,000 or more..........................................


         Except as discussed under "Distribution of Units" below, the above volume discount will be the responsibility of the Selling Underwriter or dealer and will apply on all purchases at any one time by the same person of Units in the Trust in the amounts stated. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

         Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge discussed above is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions, and banking regulators have not indicated that these particular agency transactions are not permitted under such Act.

                                      B-11

388740.3

Market for Units

         Although it is not obligated to do so, the Sponsor intends to maintain a market for the Units of the Trust and continuously to offer to purchase Units of the Trust during the initial offering period at prices based upon the aggregate offering price of the Securities in the Trust; and thereafter at prices based on the aggregate bid price of the related Securities. After the initial offering period the Sponsor's Repurchase Price shall be not less than the Redemption Price plus accrued interest through the expected date of settlement. (See "Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit" in Part B). There is no sales charge incurred when a Unit holder sells Units back to the Sponsors. Any Units repurchased by the Sponsor may be reoffered to the public by the Sponsor at the Public Offering Price at the time, plus accrued interest.

         If the supply of Units of any Series exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units of such Series at prices based on the aggregate bid price of the Securities. The Sponsor does not in any way guarantee the enforceability, marketability, or price of any Security in the portfolio or of the Units of the Trust. In the event that a market is not maintained for the Units of the Trust, a Unit holder desiring to dispose of his Units may be able to do so only by tendering such Units to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the underlying Securities. The aggregate bid price of the Securities in the Trust may be expected to be less than the aggregate offering price. If a Unit holder wishes to dispose of his Units, he should inquire of the Sponsor as to current market prices prior to making a tender for redemption to the Trustee. See "Rights of Unit Holders--Redemption" and "Sponsors" in Part B.

         Employees (and their immediate families) of Glickenhaus & Co. and the Underwriter may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the offering side evaluation of the underlying securities in the Trust during the initial offering period and at the bid side thereafter, divided by the number of Units outstanding plus a reduced sales charge of % of the Public Offering Price. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained.

Distribution of Units

         It is the Underwriter's intention to qualify Units of the Trust for sale in certain of the states and to effect a public distribution of the Units solely through its own organization. However, Units may be sold to dealers who are members of the National Association of Securities Dealers, Inc. at prices which represent a concession equal to $ per Unit from the related Public Offering Price applicable to sales of fewer than Units subject in each case to change from time to time by the Sponsor. Any volume discount (see "Offering Price" in Part B) offered to investors will be borne by the Underwriter or dealer except that, during the initial public offering period, the Sponsor may pay the Underwriter or dealer $ per Unit for individual sales of more than Units.

         Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

                                      B-12

388740.3

Sponsor's and Underwriter's Profits

         As set forth under "Public Offering--Offering Price" in Part B, the Underwriter will receive gross commissions equal to the specified percentages of the Public Offering Price of the Units of the Trust. The Sponsor will receive from the Underwriter the excess of such gross sales commission over $ per Unit.

         In addition, the Sponsor realizes a profit or sustain a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the aggregate offering price of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsor (which is the cost of such Securities at the time they were acquired for the account of the Trust). The Underwriters share in the profits, if any, described in the preceding sentence. See "Summary of Essential Financial Information" in Part A. In addition, the Sponsor may realize profits or sustain losses with respect to Bonds deposited in the Trust which were acquired from the Sponsor or from underwriting syndicates of which it was a member. During the initial offering period, the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the Underwriters for Units. Cash, if any, made available to the Sponsor prior to the settlement date for the purchase of Units of the Trust may be used in the Sponsor's businesses, subject to the limitations of the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

         The Sponsor may have participated as underwriter or as manager or member of underwriting syndicates from which some of the aggregate principal amount of the Bonds were acquired for the Trust in the amounts set forth in Part A. The Sponsor has not purchased any of the Securities in the Trust from their managed accounts.

         In maintaining a market for the Units of the Trust (see "Market for Units") the Sponsor and the Underwriter will also realize profits or sustain losses in the amount of any difference between the price at which they buy Units and the price at which they resell or redeem such Units and to the extent they earn sales charges on resales.

    ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN TO UNIT HOLDERS

         Units of the Trust are offered on a "dollar price" basis. In contrast, tax-exempt bonds customarily are offered on a "yield price" basis. Therefore, the rate of return on each Unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. Estimated Current Return based on the Public Offering Price per Unit and Estimated Long-Term Return per Unit, each as of the business day prior to the Date of Deposit, is set forth under "Summary of Essential Financial Information " in Part A. Information regarding the estimated monthly distributions of principal and interest to Unit holders of the Trust is available from the Sponsor on request.

         Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. Estimated Net Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with principal prepayment, redemption, maturity, exchange or sale of Bonds. The Public Offering Price per Unit will vary with changes in the offering price of the Bonds. Estimated Current Return takes into account only the interest payable on the Bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from par value in the Bond's purchase price. Moreover, because interest rates on Bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable ratings, the Estimated Current Return per Unit may be affected adversely if such Bonds are redeemed prior to their maturity. Therefore, there is no assurance that the

                                      B-13

388740.3

Estimated Current Return as set forth under "Summary of Essential Financial Information" in Part A will be realized in the future.

         Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Bonds in the Trust and (ii) takes into account the expenses and sales charge associated with each Unit of the Trust. The Estimated Long-Term Return assumes that each Bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable security). If the Bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that Bond will be greater than the initial quoted yield. Since the market values and estimated retirements of the Bonds, the expenses of the Trust and the Net Annual Interest Income and Public Offering Price per Unit may change, there is no assurance that the Estimated Long-Term Return as set forth under "Summary of Essential Financial Information" in Part A will be realized in the future.

                             INSURANCE ON THE BONDS

         Each of the Bonds in the Trust is insured by a municipal bond guaranty insurance policy obtained by the issuer, underwriter or prior owner of the Bonds ("Pre-Insured Bonds"), and issued by one of the insurance companies described below (the "Insurance Companies"). The insurance policies are non-cancelable and will continue in force so long as the Bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Bonds but do not guarantee the market value of the Bonds or the value of the Units. No representation is made herein as to any Bond insurer's ability to meet its obligations under a policy of insurance relating to any of the Bonds. An insurance company that is required to pay interest and/or principal in respect of any Bond will succeed and be subrogated to the Trustee's right to collect such interest and/or principal from the issuer and to other related rights of the Trustee with respect to any such Bond.

         Such insurance covers the scheduled payment of principal thereof and interest thereon when such amounts shall become due for payment but shall not have been paid by the issuer or any other insurer thereof. The insurance will also cover any accelerated payments of principal and any increase in interest payments or premiums, if any, payable upon mandatory redemption of the Bonds if interest on any Bonds is ultimately deemed to be subject to regular federal income tax. None of the insurance will cover accelerated payments of principal or penalty interest or premiums unrelated to taxability of interest on the Bonds. The insurance relates only to the prompt payment of principal of and interest on the securities in the portfolios, and does not remove market risks nor does it guarantee the market value of Units in the Trusts. The terms of the insurance are more fully described herein. No representation is made herein as to any Bond insurer's ability to meet its obligations under a policy of insurance relating to any of the Pre-Insured Bonds. In addition, investors should be aware that subsequent to the Date of Deposit the rating of the claims-paying ability of the insurer of an underlying Pre-Insured Bond may be down-graded.

         All of the Bonds in the Trust which are insured under policies obtained by the Bond issuers, underwriters or prior owners of the Bonds are insured either by AMBAC Indemnity Corporation ("AMBAC"), Connie Lee Insurance Company ("Connie Lee"), Financial Guaranty Insurance Company ("Financial Guaranty"), Financial Security Assurance, Inc. ("Financial Security"), Municipal Bond Insurance Association ("MBIA") or MBIA Insurance Corporation ("MBIA Corp.") (collectively the "Insurance Companies"). The cost of this insurance is borne by the

                                      B-14

388740.3
respective issuers, underwriters or prior owners of the Pre-Insured Bonds. The percentage of each Portfolio insured by each insurance company, if any, is set forth under "Insurance" in Part A of this Prospectus.

         AMBAC is a Wisconsin-domiciled stock insurance company, regulated by the Insurance Department of the State of Wisconsin, and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico, with admitted assets (unaudited) of approximately $2,439,000,000, and statutory capital (unaudited) of approximately $1,378,000,000 as of December 31, 1995. Statutory capital consists of the statutory contingency reserve and policyholders' surplus of the insurance company. AMBAC is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company.

         AMBAC has entered into pro rata reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

         AMBAC has obtained a ruling from the Internal Revenue Service to the effect that the insuring of an obligation by AMBAC will not affect the treatment for federal income tax purposes of interest on such obligation and that insurance proceeds representing maturing interest paid by AMBAC under policy provisions substantially identical to those contained in its municipal bond insurance policy shall be treated for federal income tax purposes in the same manner as if such payments were made by issuer of the Bonds.

         As of the Evaluation Date the claims-paying ability of AMBAC has been rated "AAA" by Standard & Poor's.

          Connie Lee, a stock insurance company incorporated in Wisconsin, is a wholly-owned subsidiary of College Construction Loan Insurance Association, a stockholder-owned District of Columbia insurance holding company whose creation was authorized by the 1986 amendments to the Higher Education Act. The United States Department of Education and Student Loan Marketing Association are founding shareholders of College Construction Loan Insurance Association. As a federally authorized company, Connie Lee's structure and operational authorities are subject to revision by amendments to the Higher Education Act or other federal enactments. CONNIE LEE IS NOT AN AGENCY OR INSTRUMENTALITY OF THE UNITED STATES GOVERNMENT, ALTHOUGH THE UNITED STATES GOVERNMENT IS A STOCKHOLDER OF COLLEGE CONSTRUCTION LOAN INSURANCE ASSOCIATION. THE OBLIGATIONS OF CONNIE LEE ARE NOT OBLIGATIONS OF THE UNITED STATES GOVERNMENT.

         As of December 31, 1995, the total policyholders' surplus of Connie Lee was $110,443,108 (unaudited) and total admitted assets were $214,031,429 (unaudited), as reported to the Commissioner of Insurance of the State of Wisconsin.

         As of the Evaluation Date, the claims-paying ability of Connie Lee has been rated "AAA" by Standard & Poor's.

         Financial Guaranty is a wholly-owned subsidiary of FGIC Corporation ("FGIC"), a Delaware holding company. FGIC is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). Neither FGIC nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of December 31, 1995, the total capital and surplus of Financial Guaranty was approximately $1,000,520,000. In addition, Financial Guaranty is currently licensed to write insurance in 50 states and the District of Columbia.

                                      B-15

388740.3

         As of the Evaluation Date, the claims-paying ability of Financial Guaranty has been rated "AAA" by Standard & Poor's.

         Financial Security is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York and is licensed, directly or through its subsidiaries, to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

         Financial Security is a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. Holdings is owned approximately 51% by US WEST Capital Corporation ("US WEST"), 8% by Fund American Enterprises Holdings, Inc. ("Fund American"), and 6% by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"). US WEST is a subsidiary of US WEST, Inc., which operates businesses involved in communications, data solutions, marketing services and capital assets, including the provision of telephone services in 14 states in the western and midwestern United States. Fund American is a financial services holding company whose principal operating subsidiary is one of the nation's largest mortgage servicers. Tokio Marine is a major Japanese property and casualty insurance company. US WEST has announced its intention to dispose of its remaining interest in Holdings as part of its strategic plan to withdraw from businesses not directly involved in telecommunications. Fund American has certain rights to acquire and vote additional shares of Holdings from US WEST and Holdings. No shareholder of Holdings is obligated to pay any debt of Financial Security or any claim under any insurance policy issued by Financial Security or to make any additional contribution to the capital of Financial Security.

         On December 20, 1995, Capital Guaranty Corporation ("CGC") merged with a subsidiary of Holdings, and Capital Guaranty Insurance Company ("CGIC"), CGC's principal operating subsidiary, became a wholly owned subsidiary of Financial Security Assurance. CGIC was a financial guaranty insurer of municipal bonds in the domestic market.

         Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or any of its subsidiaries are reinsured among such companies on an agreed upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with other reinsurers under various quota-share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy. As of December 31, 1995, total shareholder equity of Financial Security and its wholly-owned subsidiaries was (unaudited) $789,986,000 and total unearned premium reserves was (unaudited) $330,349,000.

         As of the Evaluation Date, Financial Security's claims-paying ability has been rated "AAA" by Standard & Poor's Corporation.

         MBIA is an association of five insurance companies which joined together to insure severally (and not jointly) new issues of municipal bonds. Each insurance company comprising Municipal Bond Insurance Association ("MBIA", also known as the "Association") will be severally and not jointly obligated under the MBIA policy in the following respective percentages: The Aetna Casualty and Surety Company, 33%; Fireman's Fund Insurance Company, 30%;

                                      B-16

388740.3

The Travelers Indemnity Company, 15%; Aetna Insurance Company*, 12%; and The Continental Insurance Company, 10%. As a several obligor, each such insurance company will be obligated only to the extent of its percentage of any claim under the MBIA policy and will not be obligated to pay any unpaid obligation of any other member of MBIA. Each insurance company's participation is backed by all of its assets. However, each insurance company is a multiline insurer involved in several lines of insurance other than municipal bond insurance, and the assets of each insurance company also secure all of its other insurance policy and surety bond obligations.

    The following table sets forth certain financial information with respect to the five insurance companies comprising MBIA. The statistics, which have been furnished by MBIA, are as reported by the insurance companies to the New York State Insurance Department and are determined in accordance with statutory accounting principals. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the date thereof. In addition, these numbers are subject to revision by the New York State Insurance Department which, if revised, could either increase or decrease the amounts.


                                     MUNICIPAL BOND INSURANCE ASSOCIATION ("MBIA")
                                      FIVE MEMBER COMPANIES ASSETS, LIABILITIES

                                              AND POLICYHOLDERS' SURPLUS
                                                 AS OF MARCH 31, 1995

                                                    (000's omitted)

                                                          New York           New York           New York
                                                          Statutory          Statutory          Policyholder's
                                                          Assets             Liabilities        Surplus

The Aetna Casualty & Surety Company                       $10,225,604        $ 8,312,158        $1,913,446
Fireman's Fund Insurance Company                            7,126,217          5,116,059         2,010,158
The Travelers Indemnity Company                            10,461,356          8,654,130         1,807,226
Cigna Property and Casualty Company                         4,260,177          3,637,513           622,664
  (Formerly Aetna Insurance Company)

The Continental Insurance Company                           3,060,583          2,380,723           679,860
                                                          -----------        -----------        ----------

   TOTAL                                                  $35,133,937        $28,100,583        $7,033,354

- --------
*   Now known as Cigna Property and Casualty Company.

                                                        B-17

388740.3

          MBIA Insurance Corporation (formerly known as Municipal Bond Investors Assurance Corporation) ("MBIA Corp.") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Corp. commenced municipal bond insurance operations on January 5, 1987. Some of the members of the Association are among the shareholders of MBIA, Inc. MBIA Inc. is not obligated to pay the debts of or claims against the Insurer. MBIA Corp. is a limited liability corporation rather than a several liability association. MBIA Corp. is domiciled, in the State of New York and licensed to do business in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico. MBIA Corp. is a separate and distinct entity from the Association. MBIA Corp. has no liability to the bondholders for the obligations of the Association under the Policy.

         As of September 30, 1995, MBIA Corp. had admitted assets of $3.7 billion (unaudited), total liabilities of $2.5 billion (unaudited), and total capital and surplus of $1.2 billion (unaudited) prepared in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, MBIA Corp. had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited).

         As of the Evaluation Date, the claims-paying ability of MBIA and MBIA Corp. has been rated "AAA" by Standard & Poor's.

         The foregoing information relating to the above insurance companies is from published documents and other public sources and/or information provided by such insurance companies. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof, but the Sponsor is not aware that the information herein is inaccurate or incomplete.

                                   TAX STATUS

         Interest income on the Bonds contained in the portfolio of the Trust is, in the opinion of bond counsel to the issuing governmental authorities, which opinion was rendered at the time of original issuance of the Bonds, excludible from gross income under the Code. See "The Trust" in Part A.

         Gain (or loss) realized on sale, maturity, or redemption of the Bonds or on sale or redemption of a Unit is, however, includible in gross income as capital gain (or loss) for Federal, state and local income tax purposes assuming that the Unit is held as a capital asset. Such gain (or loss) does not include any amount received in respect of accrued interest. In addition, such gain (or loss) may be long or short term depending on the holding period of the Units. Bonds selling at a market discount tend to increase in market value as they approach maturity when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity, or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as ordinary income, rather than capital gain, to the extent of accrued market discount. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Unit holders may be deducted against ordinary income. Since the proceeds from sales of Bonds, under certain circumstances, may not be distributed pro-rata, the Unit holder's taxable income for any year may exceed their actual cash distributions in that year.

         In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

                                      B-18

388740.3

                  The Trust is not an association taxable as a corporation for Federal income tax purposes, and interest on the Bonds which is excludible from regular Federal gross income under the Code, when received by the Trust, will be excludible from the regular Federal gross income of the Unit holders of the Trust. Any proceeds paid under the insurance policy described above issued to the Trust with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties which represent maturing interest on defaulted obligations held by the Trust will be excludible from Federal gross income if, and to the same extent as, such interest would have been so excludible if paid in the normal course by the issuer of the defaulted obligations.

                  Each Unit holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of Code Sections 671-679. Each Unit holder will be considered to have received his pro rata share of income from Bonds held by the Trust on receipt (or earlier accrual, depending on the Unit holder's method of accounting and depending on the existence of any original issue discount) by the Trust, and each Unit holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Unit holder redeems or sells his Units. Gain from a sale will be treated as short term or long term capital gain depending on how long the Bond was held by the Trust. The total tax basis (i.e., cost) of each Unit to a Unit holder is allocated among each of the Bonds held in the Trust (in accordance with the proportion of the Trust comprised by each such
         Bond) in order to determine his per Unit tax basis for each Bond, and the tax basis reduction requirements of the Code relating to amortization of bond premium will apply separately to the per Unit cost of each such Bond. Therefore, under some circumstances, a Unit holder may realize taxable gain when his Units are sold or redeemed for an amount equal to his original cost. No deduction is allowed for the amortization of bond premium on tax-exempt bonds such as the Bonds. None of the interest received from the portfolio is subject to the alternative minimum tax for individuals; however, some or all of the interest received from the portfolio may be includible in the calculation of a corporation's alternative minimum tax.

                  For Federal income tax purposes, when a Bond is sold, a Unit holder may exclude from his share of the amount received any amount that represents accrued interest but may not exclude amounts attributable to market discount. Thus, when a Bond is sold by the Trust, taxable gain or loss will equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount, limited in the case of Bonds issued after June 8, 1980 to the portion earned from the date of acquisition, as discussed below). In the case of Bonds acquired at a market discount, gain will be treated as ordinary income to the extent of accrued market discount.

                  A Unit holder may also realize taxable gain or loss when a Unit is sold or redeemed. Taxable gain will result if a Unit is sold or redeemed for an amount greater than its adjusted basis to the Unit holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner as when the Trust disposes of Bonds, and the Unit holder may exclude accrued interest, including the earned portion of any original issue discount, but not amounts attributable to market discount. In the case of Bonds acquired at a market discount gain will be treated as ordinary income to the extent of accrued market discount. The return of a Unit holder's tax basis is otherwise a tax-free return of capital.

                  If the Trust purchases any units of a previously issued series then, based on the opinion of counsel with respect to such series, the Trust's pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.

                                      B-19

388740.3

                  Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders.

         The above opinion of Battle Fowler LLP as to the tax status of the Trust is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trust pursuant to the Automatic Accumulation Plan, described under "Automatic Accumulation Account" in this Part B.

         Among other things, the Code provides for the following: (1) interest on certain private activity bonds issued after August 7, 1986 is included in the calculation of the individual's alternative minimum tax (currently taxed at a rate of up to 28%); none of the Bonds in the Trust is a Private Activity Bond the interest on which is subject to the alternative minimum tax; (2) interest on certain Private Activity Bonds issued after August 7, 1986 is included in the calculation of the corporate alternative minimum tax and 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds, such as the Bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in alternative minimum taxable income. Interest on the Bonds is includible in the adjusted current earnings of a corporation for purposes of such alternative minimum tax. The Code does not otherwise require corporations, and does not require taxpayers other than corporations, including individuals, to treat interest on the Bonds as an item of tax preference in computing an alternative minimum tax; (3) subject to certain exceptions, no financial institution is allowed a deduction for that portion of the institution's interest expense allocable to tax-exempt interest on tax-exempt bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) all taxpayers are required to report for informational purposes on their Federal income tax returns the amount of tax-exempt interest they receive; (6) an issuer must meet certain requirements on a continuing basis in order for interest on a tax-exempt bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (7) a branch profits tax on U.S. branches of foreign corporations is implemented which, because of the manner in which the branch profits tax is calculated, may have the effect of subjecting the U.S. branch of a foreign corporation to Federal income tax on the interest on bonds otherwise exempt from such tax.

         Section 86 of the Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose "modified adjusted gross income" combined with a portion of their social security benefits exceeds a base amount. The base amount is $25,000 for an individual, $32,000 for a married couple filing a joint return and zero for married persons filing separate returns. Under Section 86 of the Code, interest on tax-exempt bonds is to be added to adjusted gross income for purposes of determining whether an individual's income exceeds the base amount above which a portion of the benefits would be subject to tax.

         In addition, certain "S Corporations", with accumulated earnings and profits from Subchapter C years, may be subject to minimum tax on excess passive income, including tax-exempt interest, such as interest on the Bonds.

         At the time of the original issuance of the Bonds held by the Trust, opinions relating to the validity of the Bonds and the exemption of interest thereon from regular Federal income tax were or (with respect to "when issued" Bonds) were to be rendered by bond counsel to the issuing governmental authorities. Neither the Sponsor nor its special counsel have made any review of proceedings relating to the issuance of such Bonds or the basis for bond counsel's opinions.

                                      B-20

388740.3

         Under Section 265 of the Code, if borrowed funds are used by a Unit holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for Federal income tax purposes. Under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation. Also, under Section 291 of the Code, certain financial institutions that acquire Units may be subject to a reduction in the amount of interest expense that would otherwise be allowable as a deduction for Federal income tax purposes. Investors with questions regarding this issue should consult with their tax advisors.

         The Trust may contain Bonds issued with original issue discount. The Code requires holders of tax-exempt obligations issued with original issue discount, such as the Trust, to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982 and acquired after March 1, 1984. The Trust's tax basis in a Bond is increased by any accrued original issue discount as is a Unit holder's tax basis in his Units. For Bonds issued after June 9, 1980 that are redeemed prior to maturity, the difference between the Trust's basis, as adjusted, and the amount received will be taxable gain or loss to the Unit holders.

         Unit holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that under applicable provisions governing determination of such state and local taxes, interest on tax-exempt bonds such as any Bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

         If a Unit holder's tax cost for his pro rata interest in a Bond exceeds his pro rata interest in the Bond's face amount, the Unit holder will be considered to have purchased his pro rata interest in the Bond at a "premium." The Unit holder will be required to amortize any premium relating to his pro rata interest in a Bond prior to the maturity of the Bond. Amortization of premium on a Bond will reduce a Unit holder's tax basis for his pro rata interest in the Bond, but will not result in any deduction from the Unit holder's income. Thus, for example, a Unit holder who purchases a pro rata interest in a Bond at a premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Unit holder is considered to have held such interest.

         Bond premium must be amortized under the method the Unit holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

         In the case of Bonds that are private activity bonds, the opinions of bond counsel to the respective issuing authorities indicate that interest on such Bonds is exempt from regular federal income tax. However, interest on such Bonds will not be exempt from regular federal income tax for any period during which such Bonds are held by a "substantial user" of the facilities financed by the proceeds of such Bonds or by a "related person" thereof within the meaning of the Code. Therefore, interest on any such Bonds allocable to a Unit holder who is such a "substantial user" or "related person" thereof will not be tax-exempt. Furthermore, in the case of Bonds that qualify for the "small issue" exemption, the "small issue" exemption will not be available or will be lost if, at any time during the three-year period beginning on the later of the date the facilities are placed in service or the date of issue, all outstanding tax-exempt IRBs, together with a proportionate share of any present issue, of an owner or principal user (or related person) of the facilities was determined to have exceeded $40,000,000 on the date of issue. In the case of Bonds issued under the

                                      B-21

388740.3

$10,000,000 "small issue" exemption, interest on such Bonds will become taxable if the face amount of the Bonds plus certain capital expenditures exceeds $10,000,000 within 3 years of the date of issue of such Bonds.

         In addition, a Bond can lose its tax-exempt status as a result of other subsequent but unforeseeable events such as prohibited "arbitrage" activities by the issuer of the Bond or the failure of the Bond to continue to satisfy the conditions required for the exemption of interest thereon from regular federal income tax. No investigation has been made as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons' outstanding tax-exempt private activity bonds, or the facilities themselves, and no assurance can be given that future events will not affect the tax-exempt status of the Bonds. Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

         THE EXEMPTION OF INTEREST ON MUNICIPAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME TAX LAWS OF ANY STATE OR LOCAL GOVERNMENT. INTEREST INCOME DERIVED FROM THE BONDS IS NOT EXCLUDED FROM NET INCOME IN DETERMINING NEW YORK STATE OR NEW YORK CITY FRANCHISE TAXES ON CORPORATIONS OR FINANCIAL INSTITUTIONS. THE LAWS OF SUCH STATES AND LOCAL GOVERNMENTS VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

         From time to time, proposals have been introduced before Congress, the purpose of which is to restrict or eliminate the Federal income tax exemption for interest on debt obligations similar to the Bonds in the Trust, and it can be expected that similar proposals, including proposals for a "flat tax" or "consumption tax", may be introduced in the future. The Sponsor cannot predict whether additional legislation, if any, in respect of the Federal income tax status of interest on debt obligations may be enacted and what the effect of such legislation would be on Bonds in the Trust.

         The Revenue Reconciliation Act of 1993 increases maximum marginal tax rates for individuals and corporations, extends the authority to issue certain categories of tax-exempt bonds (qualified small issue bonds and qualified mortgage bonds), expands a category of qualified tax-exempt bonds (bonds for high-speed intercity rail facilities), limits the availability of capital gain treatment for tax-exempt bonds purchased at a market discount, and makes a variety of other changes. Prospective investors are urged to consult their own tax advisors as to the effect of this Act on a possible investment in the Trust.

         In South Carolina v. Baker, the U.S. Supreme Court held that the federal government may constitutionally require states to register bonds they issue and subject the interest on such bonds to federal income tax if not registered, and that there is no constitutional prohibition against the federal government's taxing the interest earned on state or other municipal bonds. The Supreme Court decision affirms the authority of the federal government to regulate and control bonds such as the Bonds in the Trust and to tax interest on such bonds in the future. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust in accordance with Section 103 of the Code.

         The opinions of counsel to the issuing governmental authorities to the effect that interest on the Bonds is exempt from regular federal income tax may be limited to law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Investors are advised to consult their own advisors for advice with respect to the effect of any legislative changes.

                                      B-22

388740.3

                             RIGHTS OF UNIT HOLDERS

Certificates

         Ownership of Units of the Trust is evidenced by registered certificates executed by the Trustee and the Sponsor. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Certificates are transferable by presentation and surrender to the Trustee properly endorsed and accompanied by a written instrument or instruments of transfer.

         Certificates may be issued in denominations of one Unit or any multiple thereof. A Unit holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal

         While interest will be distributed semi-annually or monthly, depending on the method of distribution chosen, principal, including capital gains, will be distributed only semi-annually; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $1.00 per Unit then outstanding, and that, if at any time the pro rata share represented by the Units of cash in the Principal Account exceeds $10.00 as of a Monthly Record Date, the Trustee shall, on the next succeeding Monthly Distribution Date, distribute the Unit holder's pro rata share of the balance of the Principal Account. Interest (semi-annually or monthly) and principal, including capital gains, if any (semi-annually), received by the Trust will be distributed on each Distribution Date to Unit holders of record of the Trust as of the preceding Record Date who are entitled to such distributions at that time under the plan of distribution chosen. All distributions will be net of applicable expenses and funds required for the redemption of Units. See "Summary of Essential Financial Information" in Part A, "The Trust--Expenses and Charges" and "Rights of Unit Holders--Redemption" in Part B.

         The Trustee will credit to the Interest Account for the Trust all interest received by the Trust, including that part of the proceeds of any disposition of Securities which represents accrued interest. Other receipts of the Trust will be credited to the Principal Account for the Trust. The pro rata share of the Interest Account of the Trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each Unit thereof will be computed by the Trustee each month as of the Record Date. See "Summary of Essential Financial Information" in Part A. Proceeds received from the disposition of any of the Securities subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account for the Trust and will not be distributed until the second succeeding Distribution Date. Because interest on the Securities is not received by the Trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest Account of the Trust as of the Record Date. See "Summary of Essential Financial Information" in Part A. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units under the applicable plan of distribution. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $1.00 per Unit.

                                      B-23

388740.3

         The difference between the estimated net interest accrued to the first Record Date and to the related Distribution Date is an asset of the respective Unit holder and will be realized in subsequent distributions or upon the earlier of the sale of such Units or the maturity, redemption or sale of Securities in the Trust.

         Purchasers of Units who desire to receive distributions on a monthly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. Record dates for monthly distributions will be the fifteenth day of the preceding month and record dates for semi-annual distributions will be the fifteenth day of May and November.

         Details of estimated interest distributions under the payment plans, on a per Unit basis, appear in footnote 9 to the "Summary of Essential Financial Information" in Part A.

         The plan of distribution selected by a Unit holder will remain in effect until changed. Unit holders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Each April, the Trustee will furnish each Unit holder a card to be returned together with the Certificate by May 15 of such year if the Unit holder desires to change his plan of distribution, and the change will become effective on May 16 of such year for the ensuing twelve months. For a discussion of redemption of Units, see "Rights of Unit Holders--Redemption--Tender of Units" in Part B.

         The Trustee will, as of the fifteenth day of each month, deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust as of the first day of such month. See "The Trust--Expenses and Charges" in Part B. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee. See "Rights of Unit Holders--Redemption" in Part B. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the Unit holders and are available for use by the Trustee pursuant to normal banking procedures.

         Because interest on Securities in the Trust is payable at varying intervals, usually in semi-annual installments, the interest accruing to the Trust will not be equal to the amount of money received and available monthly for distribution from the Interest Account to Unit holders choosing the monthly payment plan. Therefore, on each monthly Distribution Date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the monthly interest distribution made. In order to eliminate fluctuations in monthly interest distributions resulting from such variances during the first year of the Trust, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide monthly interest distributions of approximately equal amounts. In addition, the Trustee has agreed to advance sufficient funds to the Trust in order to reduce the amount of time before monthly distributions of interest to Unit holders commence. The Trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

         In order to acquire certain of the Securities subject to contract, it may be necessary to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts paid by Unit holders (which excess will be made available under a letter of credit furnished by the Sponsor on the Date of Deposit). The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed

                                      B-24

388740.3
therefor (without interest) when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on such Securities in the portfolio of the Trust (see "The Portfolio" in Part A) does not begin accruing as tax-exempt interest income to the benefit of Unit holders until such Bonds' respective dates of delivery (accrued interest prior to delivery being treated under the Code as a return of principal), the Trustee will, in order to cover interest treated as a return of principal, adjust its fee downward in an amount equal to the amount of interest that would have so accrued as tax-exempt interest (if not treated as a return of principal) on such Securities between the date of settlement for the Units and such dates of delivery.

         In addition, because of the varying interest payment dates of the Securities comprising the Trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the Trustee, will be greater than the amount of interest actually received by the Trust and distributed to Unit holders. Therefore, there will usually remain an item of accrued interest that is added to the value of the Units. If a Unit holder sells all or a portion of his Units he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Similarly, if a Unit holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include accrued interest on the Securities. Thus, the accrued interest attributable to a Unit will not be entirely recovered until the Unit holder either redeems or sells such Unit or until the Trust is terminated.

Expenses and Charges

    Initial Expenses

         All or a portion of the expenses incurred in creating and establishing the Trust, including the cost of the initial preparation and execution of the Trust Agreement, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses, will be paid by the Trust and amortized over a five year period. All advertising and selling expenses, as well as any organizational expenses not paid by the Trust, will be borne by the Sponsor at no cost to the Trust.

    Fees

         The Trustee's, Sponsor's and Evaluator's fees are set forth under the "Summary of Essential Financial Information" in Part A. The Sponsor's fee, which is earned for portfolio supervisory services, is based on the face amount of Securities in the Trust at December 1 of each year. The Sponsor's fee, which is not to exceed the maximum amount set forth under the "Summary of Essential Financial Information" for the Trust, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount the Sponsor receives for portfolio supervisory services rendered to all series of Empire State Municipal Exempt Trust in any calendar year exceed the aggregate cost to them of supplying such services in such year.

         The Trustee will receive for its ordinary recurring services to the Trust an annual fee in the amount set forth in the "Summary of Essential Financial Information" for the Trust; provided, however, that such fees may be adjusted as set forth under the "Summary of Essential Financial Information". There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the Trustee from the Trust's funds, see "Rights of Unit Holders--Distribution of Interest and Principal" in Part B. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders" in Part B.

                                      B-25

388740.3

         The Trustee's and Evaluator's fees are payable monthly on or before each Distribution Date and the Sponsor's annual fee is payable annually on December 1, each from the Interest Account to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent"; except no such increase in the Trustee's fee will be so made for the sole purpose of making up any downward adjustment therein as described in "Summary of Essential Financial Information". If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the Trust, or amounts payable to the Trustee which are secured by its prior lien on the Trust, the Trustee is permitted to sell Bonds to pay such amounts.

Other Charges

         The following additional charges are or may be incurred by the Trust: all expenses (including audit and counsel fees) of the Trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by independent public accountants selected by the Sponsor (so long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds 50 cents per Unit), the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the Trust; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Securities in order to make funds available to pay all expenses.

Reports and Records

         The Trustee shall furnish Unit holders of the Trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of record, a statement providing the following information: (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities and any earned original issue discount), and, if the issuers of the Securities are located in different states or territories, the percentage of such interest by such states or territories, deductions for payment of applicable taxes and for fees and expenses of the Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;
(2) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (including any unearned original issue discount but excluding any portion representing interest and any related custodial fee), deductions for payments of applicable taxes and for fees and expenses of the Trust, purchase of Replacement Bonds, redemptions of Units, the amount of any "when issued" interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such

                                      B-26

388740.3
calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

         The Trustee shall keep available for inspection by Unit holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Unit holders of the Trust, certificates issued or held, a current list of Securities in the Trust and a copy of the Trust Agreement.

Redemption

    Tender of Units

         While it is anticipated that Units can be sold in the secondary market, Units may also be tendered to the Trustee for redemption at its corporate trust office at 101 Barclay Street, New York, New York 10286, upon payment of any applicable tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

         Certificates for Units to be redeemed must be delivered to the Trustee and must be properly endorsed and accompanied by a written instrument of transfer. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered to the person seeking redemption (see "Rights of Unit Holders--Certificates" in Part B). Unit holders must sign exactly as their names appear on the face of the certificate with signature(s) guaranteed by an officer of a national bank or trust company, a member firm of either the New York, Midwest or Pacific Stock Exchange, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

         Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unit holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Financial Information" as of the next subsequent Evaluation Time. See "Redemption--Computation of Redemption Price per Unit." The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading or the next day on which there is a sufficient degree of trading in Units of the Trust, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day. For information relating to the purchase by the Sponsor of Units tendered to the Trustee for redemption at prices in excess of the Redemption Price, see "Redemption--Purchase by the Sponsor of Units Tendered for Redemption" in Part B.

         Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemption. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced.

         The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend

                                      B-27

388740.3
and holiday closings, or during which trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission by rule or regulation) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

    Computation of Redemption Price per Unit

         The Redemption Price per Unit is determined by the Trustee on the basis of the bid prices of the Securities in the Trust, while the Public Offering Price of Units during the initial offering period is determined on the basis of the offering prices of the Securities, both as of the Evaluation Time on the day any such determination is made. The bid prices of the Securities may be expected to be less than the offering prices. This Redemption Price per Unit is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Securities in the Trust (determined by the Evaluator as set forth below), (2) cash on hand in the Trust (other than cash covering contracts to purchase Securities), and (3) accrued and unpaid interest on the Securities as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, and
(c) cash held for distribution to Unit holders of record as of a date prior to the evaluation. The Evaluator may determine the value of the Securities in the Trust (1) on the basis of current bid prices for the Securities, (2) if bid prices are not available for any Securities, on the basis of current bid prices for comparable bonds, (3) by appraisal, or (4) by any combination of the above.

         The difference between the bid and offering prices of the Securities may be expected to average 1 1/2% of face amount. In the case of actively traded bonds, the difference may be as little as 1/2 of 1%, and in the case of inactively traded bonds such difference usually will not exceed 3%. On the business day prior to the date of this Prospectus, the aggregate bid side evaluation was lower than the aggregate offering side evaluation by the amount set forth in footnote 6 to the "Portfolio". For this reason, among others, the price at which Units may be redeemed could be less than the price paid by the Unit holder. On the Date of Deposit the aggregate current offering price of such Securities per Unit exceeded the bid price of such Securities per Unit by the amount set forth under "Summary of Essential Financial Information".

    Purchase by the Sponsor of Units Tendered for Redemption

         The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor is maintaining a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to the Unit holder in an amount not less than the Redemption Price on the date of tender not later than the day on which the Units would otherwise have been redeemed by the Trustee (see "Public Offering--Market for Units" in this Part B). Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units, provided that the Sponsor shall not receive for Units purchased as set forth above a higher price than they paid, plus accrued interest.

         The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering--Offering Price" in Part B). Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units (see "Public Offering--Sponsor" and Underwriters" Profits" in this Part B).

                                      B-28

388740.3

                         AUTOMATIC ACCUMULATION ACCOUNT

     The Sponsor has entered into an arrangement (the "Plan") with ______________________________ (the "Fund") which permits Unit holders of the Trust to elect to have distributions from Units in the Trust automatically reinvested in shares of the Fund. The Fund is an open-end, non-diversified investment company whose investment objective is to seek as high a level of current income exempt from Federal income tax, as is believed to be consistent with preservation of capital. It is the policy of the Fund to invest primarily in debt securities the interest income from which is exempt from such taxes.

     The Fund has an investment objective which differs in certain respects from that of the Trust. The bonds purchased by the Fund will be of "investment grade" quality--that is, at the time of purchase by the Fund, such bonds either will be rated not lower than the four highest ratings of either Moody's (Aaa, Aa, A or Baa) or Standard & Poor's (AAA, AA, A or BBB) or will be unrated bonds which at the time of purchase are judged by the Fund's investment advisor to be of comparable quality to bonds rated within such four highest grades. It is a fundamental policy of the Fund that under normal market conditions at least 90% of the income distributed to its shareholders will be exempt from Federal income tax. Glikenhaus & Co. ("Glickenhaus"), the sponsor of the Trust, acts as the investment adviser and distributor for the Fund.

     Each Unit holder may request from The Bank of New York (the "Plan Agent"), a copy of the current prospectus relating to the Fund (the "Fund Prospectus") describing the Fund and a form by which such Unit holder may elect to become a participant ("Participant") in the Plan. Thereafter, as directed by such person, distributions on the Participant's Units will, on the applicable distribution date, automatically be applied as of that date by the Trustee to purchase shares (or fractions thereof) of the Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, as described in the Fund Prospectus. Unless otherwise indicated, new Participants in the Fund Plan will be deemed to have elected the monthly distribution plan with respect to their Units. Confirmations of all transactions undertaken for each Participant in the Plan will be mailed to each Participant by the Plan Agent indicating distributions and shares (or fractions thereof) of the Fund purchased on his behalf. A Participant may at any time prior to ten days preceding the next succeeding distribution date, by so notifying the Plan Agent in writing, elect to terminate his participation in the Plan and receive future distributions on his Units in cash. There will be no charge or other penalty for such termination. The Sponsor, the Trustee, the Fund and Glickenhaus, as investment advisor for the Fund, each will have the right to terminate this Plan at any time for any reason. The reinvestment of distributions from the Trust through the Plan will not affect the income tax status of such distributions. For more complete information about investing in the Fund through the Plan, including charges and expenses, return the enclosed card for a copy of the Fund Prospectus. Read it carefully before you decide to participate.

                                      B-29

388740.3

                                    SPONSOR

         Glickenhaus is the Sponsor of Glickenhaus Special Situations Trust, Series 1 and all subsequent series.

         Glickenhaus, a New York limited partnership, is engaged in the underwriting and securities brokerage business, and in the investment advisory business. It is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and is an associate member of the American Stock Exchange. Glickenhaus acts as a sponsor for successive Series of The Municipal Insured National Trusts and for the prior series of Empire State Municipal Exempt Trust including those sold under the name of Municipal Exempt Trust, New York Exempt Series 1, New York Series 2 and New York Series 3. Glickenhaus, in addition to participating as a member of various selling groups of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

    Limitations on Liability

         The Sponsor is liable for the performance of its obligations arising from their responsibilities under the Trust Agreement, but will be under no liability to the Unit holders for taking any action or refraining from any action in good faith or for errors in judgment; nor will it be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties. See "The Trust--Portfolio" and "Sponsor--Responsibility" in Part B.

    Responsibility

         The Trustee shall sell, for the purpose of redeeming Units tendered by any Unit holder and for the payment of expenses for which funds are not available, such of the Bonds in a list furnished by the Sponsor as the Trustee in its sole discretion may deem necessary.

         It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange and substitution for any Securities pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Securities or in the judgment of the Sponsor the issuer will probably default in respect to such Securities in the foreseeable future.

         Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unit holder, identifying the obligations eliminated and the Securities substituted therefor. Except as stated in this and the preceding paragraph and in the discussion under "Portfolio--General Considerations" in Part B regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.

         If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bond within 30 days after notification by the Trustee to the Sponsor of such default,

                                      B-30

388740.3
the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred. See "The Trust--Insurance on the Bonds" in Part B.

         The Sponsor may direct the Trustee to dispose of Bonds upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of Bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue Bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsor the retention of such Bonds in the Trust would be detrimental to the interest of the Unit holders. The proceeds from any such sales will be credited to the Principal Account for distribution to the Unit holders.

    Resignation

         If, at any time, the Sponsor shall resign or fail to perform any of its duties thereunder or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trust.

    Financial Information

         At September 30, 1995, the total partners' capital of Glickenhaus was $146,106,000 (audited).

         The foregoing information with regard to the Sponsor relates to the Sponsor only, and not to any series of the Glickenhaus Special Situations Trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations shown herein. More comprehensive financial information can be obtained upon request from the Sponsor.

                                    TRUSTEE

         The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 101 Barclay Street, New York, New York 10286 (212) 495-1784. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. The Trustee must be a banking corporation organized under the laws of the United States or any state which is authorized under such laws to exercise corporate trust powers and must have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000. The duties of the Trustee are primarily ministerial in nature. The Trustee did not participate in the selection of Securities for the Trust.

    Limitations on Liability

         The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, Securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of its willful misconduct, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Trust which the Trustee may be required

                                      B-31

388740.3
to pay under current or future law of the United States or any other taxing authority having jurisdiction. See "The Trust-- Portfolio" in Part A.

    Responsibility

         For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders," "Sponsor--Responsibility" and "Sponsor--Resignation" in this Part B.

    Resignation

         By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, or if the Sponsor deems it to be in the best interest of the Unit holders, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If, upon resignation or removal of a trustee, no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

                                   EVALUATOR

         Both during and after the initial offering period, the Evaluator shall be Muller Data Corporation ("Muller Data"), a New York corporation with main offices located at 395 Hudson Street, New York, New York 10014. Muller Data is a wholly owned subsidiary of Thomson Publishing Corporation, a Delaware corporation.

    Limitations on Liability

         The Trustee and the Sponsor may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor or Unit holders for errors in judgement. But this provision shall not protect the Evaluator in cases of its willful misconduct, bad faith, gross negligence or reckless disregard of its obligations and duties.

    Responsibility

         The Trust Agreement requires the Evaluator to evaluate the Securities on the basis of their bid prices on each business day after the initial offering period, when any Unit is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor. For information relating to the responsibility of the Evaluator to evaluate the Securities on the basis of their offering prices, see "Public Offering--Offering Price" in Part B.

                                      B-32

388740.3

    Resignation

         The Evaluator may resign or may be removed by the Sponsor and the Trustee, and the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

         The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unit holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders; and the Sponsor and the Trustee may amend the Trust Agreement with the consent of the holders of Certificates evidencing 66 2/3% of the Units then outstanding, provided that no such amendment will reduce the interest in the Trust of any Unit holder without the consent of such Unit holder or reduce the percentage of Units required to consent to any such amendment without the consent of all the Unit holders. In no event shall the Trust Agreement be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in the Trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.

         The Trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the Securities. The Trustee shall notify all Unit holders when the value of the Trust as shown by any evaluation is less than $2,000,000 or less than 20% of the value of the Trust as of the date hereof, whichever is lower, at which time the Trust may be terminated (i) by the consent of 66 2/3% of the Units or (ii) by the Trustee; provided, however, that upon affirmative written notice to the Sponsor and the holders at least 33 1/3% of the Units may instruct the Trustee not to terminate the Trust. In no event, however, may the Trust continue beyond the Mandatory Termination Date set forth in Part A; provided, however, that prior to such date, the Trustee shall not dispose of any Bonds if the retention of such Bonds, until due, shall be deemed to be in the best interest of the Unit holders. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders. Within a reasonable period after termination, the Trustee will sell any remaining Securities, and, after paying all expenses and charges incurred by the Trust, will distribute to each Unit holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Accounts of the Trust.

                                 LEGAL OPINIONS

         Certain legal matters will be passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor, and Kroll & Tract, 520 Madison Avenue, New York, New York 10022, acting as counsel for the Trustee.

                                      B-33

388740.3

                                    AUDITORS

         The statement of condition of the Trust included in this Prospectus has been audited by BDO Seidman, LLP, independent certified public auditors, as stated in their report appearing herein, and has been so included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                          DESCRIPTION OF BOND RATINGS

         The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor"s from other sources it considers reliable. Standard & Poor"s does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information or for other circumstances.

         The ratings are based, in varying degrees, on the following considerations:

         I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

         II.  Nature of and provisions of the obligation;

         III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

         AAA--Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

         AA--Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

         A--Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

         BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

         Plus (+) or Minus (-): to provide more detailed indications of credit quality, the ratings from "AA" to "B" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

                                      B-34

388740.3

         Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

         NR--Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

         SP-1: Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

         SP-2:  Satisfactory capacity to pay principal and interest. SP-3:
Speculative capacity to pay principal and interest.

         * Moody's Investors Service rating. A summary of the meaning of the applicable rating symbols as published by Moody's follows:

         Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

         A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

         Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

         Con. (. . .)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by: (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

                                      B-35

388740.3

         Moody's applies numerical modifiers 1, 2 and 3 in each rating classification from "Aa" through "B" in its corporate rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the security ranks in the lower end of its generic rating category.

         **Fitch Investors Service Rating. A summary of the meaning of the applicable rating symbols as published by Fitch follows:

         AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

         AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

         A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

         BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to weaken this ability than bonds with higher ratings.

         A "+" or a "--" sign after a rating symbol indicates relative standing in its rating.

                                      B-36

388740.3



No person is authorized to give any information or to make any representations not contained in Parts A and B of this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Trustee, the Evaluator, or the Sponsor. The

Trust is  registered as a unit  investment  trust under the                 DUKE & COMPANY TAX FREE
Investment  Company Act of 1940. Such registration does not                PORTFOLIOS - NATIONAL INSURED
imply that the Trust or any of its Units have been guaranteed,                        TRUST
sponsored,  recommended or approved by the United States or
any state or any agency or officer thereof.                       Glickenhaus Special Situations Trust, Series 1

                 -------------------------

  This Prospectus does not constitute an offer to sell, or a

solicitation of an offer to buy, securities in any state to any                     _________
person to whom it is not  lawful to make such offer in such
state.

                     TABLE OF CONTENTS

Title                                                  Page

                          PART A

Summary of Essential Information........................A-2                          Sponsor:
Independent Auditors' Report...........................A-11                     Glickenhaus & Co.
Statements of Condition................................A-12                     6 East 43rd Street
Portfolio..............................................A-13                  New York, New York 10017
                          PART B                                                  (212) 953-7532

The Trust...............................................B-1

Public Offering........................................B-10                        Underwriter:
Estimated Current Return and
  Estimated Long Term .................................B-13                    Duke & Company Inc.
Insurance on the Bonds.................................B-14                      909 Third Avenue
Tax Status.............................................B-18                  New York, New York 10022
Rights of Unit Holders.................................B-23
Automatic Accumulation Account.........................B-29
Sponsor................................................B-30

Trustee................................................B-31                        ___________
Evaluator .............................................B-32
Amendment and Termination of the Trust
 Agreement.............................................B-33
Legal Opinions.........................................B-33
Auditors...............................................B-34
Description of Bond Ratings............................B-34

Parts A and B of this Prospectus do not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities
Act of 1933, and the Investment Company Act of 1940, and to which reference is made.

388740.3

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

     The employees of Glickenhaus & Co. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $5,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement on Form S-6 comprises the following papers and documents:
      The facing sheet on Form S-6.
      The Cross-Reference Sheet.
      The Prospectus consisting of     pages.
      Undertakings.
      Signatures.
      Written consents of the following persons:
             Battle Fowler LLP (included in Exhibit 3.1)
             BDO Seidman, LLP

 The following exhibits:

     *1.1   --   Reference Trust Agreement including certain Amendments to
                 the Trust Indenture and Agreement referred to under Exhibit
                 1.1.1 below.

     1.1.1  --   Trust Indenture and Agreement (filed as Exhibit 1.1.1 to
                 Amendment No. 1 to Form S-6 Registration Statement No.
                 33-33746 of Empire State Municipal Exempt Trust, Guaranteed
                 Series 66 on December 18, 1990, and incorporated herein by reference).

     1.6    --   Restated Agreement of Limited Partnership of Glickenhaus &
                 Co. (filed as Exhibit 1.3 to Form S-6 Registration Statement
                 No. 2-95041 of Municipal Insured National Trust Series 1 on
                 December 21, 1984, and incorporated herein by reference).

     1.6(a) --   Agreement of Amendment to Restated Agreement of Limited
                 Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(a) to
                 Form S-6 Registration Statement No. 2-95041 of Municipal
                 Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     1.6(b)  --  Certificate of Amendment to Restated Agreement of Limited
                 Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(b) to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     1.6(c)  --  Agreement of Amendment to Restated Agreement of Limited
                 Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(c) to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     1.6(d)  --  Agreement of Amendment to Restated Agreement of Limited
                 Partnership of Glickenhaus & Co.(filed as Exhibit 1.2(d) to Amendment No. 1 to Form S-6 Registration Statement No. 33-814 of
- --------
*    To be filed by Amendment.

                                                      II-i
394861.1

                 Empire State Municipal Exempt Trust, Guaranteed Series 23 on April 11, 1986, and incorporated herein by reference).

     *2.1    --  Form of Certificate.

     *3.1    --  Opinion of Battle Fowler LLP as to the legality of
                 the securities being registered.

     4.1     --  Information as to Partners of Glickenhaus & Co. (filed as Exhibit 4.1 to Amendment No. 1 to Form S-6 Registration Statement No. 33-26577 of Empire State Municipal Exempt Trust, Guaranteed Series 46 on April 19, 1989, and incorporated herein by reference).

     4.3     --  Affiliations of Sponsor with other investment companies
                 (filed as Exhibit 4.6 to Amendment No. 1 to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on
                 March 21, 1985, and incorporated herein by reference).

     4.4     --  Stockbrokers' Bond and Policy, Form B for Glickenhaus & Co.
                 (filed as Exhibit 4.7 to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     6.0    --   Copies of Powers of Attorney of General Partners of Glickenhaus
                 & Co. (filed as Exhibit 6.0 to Form S-6 Registration Number
                 33-64155 of Glickenhaus Value Portfolios, The 1996 Equity
                 Collection on November 13, 1995, and incorporated herein by reference).

     *27    --   Financial Data Schedule (for EDGAR filing only).
- --------
*    To be filed by Amendment.

                                     II-ii
394861.1

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Glickenhaus Special Situations Trust, Series 1 has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 16th day of August, 1996.

                                         GLICKENHAUS SPECIAL SITUATIONS TRUST,
                                         SERIES 1


                                          By:  GLICKENHAUS & CO.
                                                   (Sponsor)


                                          By:   /s/ BRIAN C. LAUX
                                                Brian C. Laux, Attorney-in-Fact)

      Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME                          TITLE                             DATE

ALFRED FEINMAN*               General Partner
(Alfred Feinman)

SETH M. GLICKENHAUS*          General Partner,
(Seth M. Glickenhaus)         Chief Investment Officer

STEVEN B. GREEN*              Chief Financial
(Steven B. Green)             Officer



*By:   /s/ BRIAN C. LAUX                                    August 16, 1996
(Brian C. Laux, Attorney-in-Fact)
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*      Executed copies of Powers of Attorney filed as Exhibit 6.0 to
       Registration Statement No. 33-64155 on November 13, 1995.

                               CONSENT OF COUNSEL

   The consent of counsel to the use of their name in the Prospectus included in this Registration Statement is contained in their opinion filed as Exhibit
3.1 to this Registration Statement.


                        CONSENT OF INDEPENDENT AUDITORS

The Sponsor and Trustee of Glickenhaus Special Situations Trust, Series 1


   We hereby consent to the use in this Registration Statement No. 333-_____ of our report dated August __, 1996, relating to the Statement of Condition of Glickenhaus Special Situations Trust, Series 1 and to the reference to our firm under the heading "Auditors" in the Prospectus which is a part of such Registration Statement.

                                                   BDO SEIDMAN, LLP

New York, New York
August __, 1996

                                 EXHIBIT INDEX



Exhibit Number                               DESCRIPTION                               PAGE



*1.1    --        Reference Trust Agreement including certain Amendments to the
                  Trust Indenture and Agreement referred to under Exhibit 1.1.1

1.1.1   --        Trust Indenture and Agreement (filed as Exhibit 1.1.1 to
                  Amendment No. 1 to Form S-6 Registration Statement No.
                  33-33746 of Empire State Municipal Exempt Trust, Guaranteed
                  Series 66 on December 18, 1990, and incorporated herein by reference).

1.6     --        Restated Agreement of Limited Partnership of Glickenhaus & Co.
                  (filed as Exhibit 1.3 to Form S-6 Registration Statement No.
                  2-95041 of Municipal Insured National Trust Series 1 on
                  December 21, 1984, and incorporated herein by
                  reference).

1.6(a)  --        Agreement of Amendment to Restated Agreement of Limited
                  Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(a) to
                  Form S-6 Registration Statement No. 2-95041 of Municipal
                  Insured National Trust Series 1 on December 21, 1984, and
                  incorporated herein by reference).

1.6(b)   --       Certificate of Amendment to Restated Agreement of
                  Limited Partnership of Glickenhaus & Co. (filed as Exhibit
                  1.3(b) to Form S-6 Registration Statement No. 2-95041 of
                  Municipal Insured National Trust Series 1 on December 21, 1984,
                  and incorporated herein by reference).

1.6(c)   --       Agreement of Amendment to Restated Agreement of Limited
                  Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(c) to
                  Form S-6 Registration Statement No. 2-95041 of Municipal
                  Insured National Trust Series 1 on December 21, 1984, and
                  incorporated herein by reference).

1.6(d)  --        Agreement of Amendment to Restated Agreement of Limited
                  Partnership of Glickenhaus & Co. (filed as Exhibit 1.2(d) to
                  Amendment No. 1 to Form S-6 Registration Statement No. 33-814
                  of Empire State Municipal Exempt Trust, Guaranteed Series 23
                  on April 11, 1986, and incorporated herein by reference).

*2.1     --       Form of Certificate.

*3.1     --       Opinion of Battle Fowler LLP as to the legality of the
                  securities being registered.

4.1      --        Information as to Partners of Glickenhaus & Co. (filed as
                  Exhibit 4.1 to Amendment No. 1 to Form S-6 Registration
                  Statement No. 33-26577 of Empire State Municipal Exempt
                  Trust, Guaranteed Series 46 on April 19, 1989, and
                  incorporated herein by reference).

4.3      --       Affiliations of Sponsor with other investment companies
                  (filed as Exhibit 4.6 to Amendment No. 1 to Form S-6
                  Registration Statement No. 2-95041 of Municipal Insured
                  National Trust Series 1 on March 21, 1985, and incorporated herein by reference).

4.4      --       Stockbrokers' Bond and Policy, Form B for Glickenhaus & Co.
                  (filed as Exhibit 4.7 to Form S-6 Registration Statement No.
                  2-95041 of Municipal Insured National Trust Series 1 on
                  December 21, 1984, and incorporated herein by reference).

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*        To be filed by Amendment.



Exhibit Number                      DESCRIPTION                                     PAGE




6.0      --       Copies of Powers of Attorney of General Partners of
                  Glickenhaus & Co. (filed as Exhibit 6.0 to Form S-6
                  Registration Statement Number 33-64155 of Glickenhaus Value
                  Portfolios, The 1996 Equity Collection on November 13, 1995,
                  and incorporated herein by reference).

*27      --        Financial Data Schedule (for EDGAR filing only).


- --------
*        To be filed by Amendment.

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